Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


08001460


SEC Mail
Mail Processing
Section
MAR 24 2008
Washington, DC
106


MACQUARIE

20 March 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

SUPPL

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE

ALLAN MOSS TO RETIRE

NICHOLAS MOORE TO BECOME MANAGING DIRECTOR AND CEO OF MACQUARIE GROUP LIMITED

SYDNEY, 6 February 2008 – Chairman of Macquarie Group Limited, David Clarke, today announced the appointment of Nicholas Moore, currently the Head of Macquarie Capital, as Managing Director and Chief Executive Officer (CEO) of Macquarie Group Limited, effective 24 May 2008. Mr Moore has been appointed to the Board of Macquarie Group Limited effective immediately.

Mr Clarke said Mr Moore was the obvious choice to succeed the Group's current Managing Director and CEO, Allan Moss who has served in that position for almost 15 years. Mr Moss' retirement becomes effective on 24 May 2008, shortly after he delivers the Macquarie Group's Annual Result for the year ending March 2008.

Mr Clarke said: "Nicholas has led the development of our Macquarie Capital business which provides more than 50% of the Group's profits. He is globally recognised as a leading financial services leader and is ideally qualified to take Macquarie's global businesses to the next stage of their development. The Board regards Nicholas as a leader of remarkable vision, energy and acumen.

"Nicholas takes over leadership of the Group as we reaffirm our guidance that this will be another record year. Subject to market conditions over the next eight weeks, we are expecting to achieve a profit of at least $A1.8 billion for the year ending March 2008."

In commenting on his decision to retire, Mr Moss said: "This has been a very difficult decision but we have an ideal successor in Nicholas and I feel that this is the right time for me to hand over.

"I have been with Macquarie and its predecessors for more than 30 years, I have been Chief Executive for almost 15 years. Macquarie is in great shape. We recently successfully implemented the restructure to create the Group holding company, we expect to again achieve record profits in our current financial year and there is an excellent successor in place. Nicholas is an outstanding leader with a world class track record."

Mr Clarke commented: "The Board has, over many years, contemplated the CEO's succession and planned for it.

"Nicholas has an exemplary track record in investment banking. He has been with Macquarie for more than 20 years and has been a member of the Executive Committee for more than 10 years. He has achieved great Australian and international success in leading and growing Macquarie Capital which includes Macquarie's infrastructure funds, corporate advisory, institutional stock broking, equity capital markets and a number of other businesses."

In paying tribute to Mr Moss, Mr Clarke commented: "Allan has been an extraordinarily successful Chief Executive. Under Allan's leadership, Macquarie has transformed from an almost entirely domestic business to one earning a majority of its income outside Australia. Staff numbers have grown nine-fold. If we achieve the expected profit of at least $A1.8 billion for the year ending March 2008, profits will have grown thirty-fold during Allan's term as CEO."

Mr Moore said: "Allan has been a remarkable CEO and it has been a great privilege to have worked so closely with him for almost 22 years. Allan's achievements are enduring and we will all benefit from his legacy.

"He leaves Macquarie well-positioned for growth. We have an outstanding team and excellent senior management across the Group. We have very good businesses and very sound processes. The current markets are challenging but we are very well positioned to take advantage of the opportunities which will undoubtedly arise. I look forward to working with the Board and the Group's Executive Committee in this new role and with the whole Macquarie team and our other stakeholders.

"Michael Carapiet will succeed me as Head of Macquarie Capital. He is currently global Joint Head, Macquarie Capital Advisers, a role he has filled since 2001," Mr Moore said.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

APPENDIX

TERMS OF EMPLOYMENT

Mr Moore

The approach to determining Mr Moore's terms of employment and remuneration as Managing Director will be the same as has been adopted in relation to Mr Moss, as disclosed in the 2007 Macquarie Bank Limited Remuneration Report, with the exception of the change noted below in relation to Directors' Profit Share arrangements for senior management.

The existing arrangements which apply to the Managing Director are outlined in the 2007 Macquarie Bank Limited Remuneration Report, and the key features are summarised below:

Length of Contract	Permanent open-ended
Remuneration Review Period	1 April to 31 March annually
Fixed Remuneration	Mr Moore's fixed remuneration is currently unchanged from that disclosed in the Macquarie Bank Limited 2007 Remuneration Report, and will next be reviewed by the Board in May 2008 at the time of approving his performance-based remuneration in relation to the year ending 31 March 2008.
Directors' Profit Share Participation	Mr Moore will be eligible to participate in the Directors' Profit Share Plan as described in the 2007 Macquarie Bank Limited Remuneration Report (subject to the modification noted below). The Board's approach to allocating profit share is set out in the 2007 Macquarie Bank Limited Remuneration Report. Upon retirement from Macquarie, Mr Moore may be entitled to his vested retained profit share held under the Directors' Profit Share Plan, provided that it is determined that no disqualifying events have occurred.
Option Participation	Mr Moore will be eligible to participate in the Macquarie Group Employee Share Options Plan ("Option Plan"), in the form of five year options over ordinary unissued Macquarie Group Limited shares, under the terms described in the 2007 Macquarie Bank Limited Remuneration Report. Subject to discretions able to be exercised by the Board or its delegates, on termination from the Group, Mr Moore will be entitled to retain those options which have vested at termination date for six months.
Termination of Employment	Termination of employment by Macquarie requires five weeks' notice; termination of employment by Mr Moore requires four weeks' notice.

Changes to Directors' Profit Share Arrangements for Senior Management

The Board has decided that an additional portion of future Directors' Profit Share allocations to the Managing Director and other Executive Committee members will be withheld and invested in Macquarie Group shares for a minimum of three years.

It has been agreed that 35% of Directors' Profit Share allocations to Mr Moore from 2009 onwards will be withheld and invested in Macquarie Group shares on this basis, in addition to the 20% component that is already currently retained for ten years, or retirement if earlier, under the Directors' Profit Share Plan.

The introduction of this change will be phased in for Executive Committee members other than the Managing Director, such that 10% of their 2008 Directors' Profit Share allocations will be withheld and invested in Macquarie Group shares for a minimum of three years, increasing to 20% each year from 2009 onwards. Again, these amounts will be in addition to the 20% component that is already currently retained for ten years, or until retirement if earlier, under the Directors' Profit Share Plan.

Since Mr Moore's 2008 Directors' Profit Share allocation will relate to the period before he becomes Managing Director, he will be treated in the same way as other Executive Committee members in relation to this period, such that 10% of his 2008 Directors' Profit Share allocation will be withheld and invested on this basis.

Mr Moss

Mr Moss will be entitled to receive a profit share allocation in relation to the period up to the date of his retirement. He will also be entitled to receive his vested retained profit share, subject to the rules of the Directors' Profit Share Plan, and superannuation and applicable statutory entitlements.

The changes to the Directors' Profit Share arrangements for senior management noted above will not apply to Mr Moss in relation to his remaining Directors' Profit Share allocations, given his planned retirement.

It is intended that Mr Moss will be available to provide limited consulting services to assist with transition arrangements, as required, in the period following his retirement in May 2008, for which he will be remunerated at a rate of $500 per hour.

To the extent that Mr Moss continues as a consultant, he will continue to participate in the Option Plan in relation to previously issued options.

He will not receive any termination payments.

Nicholas Moore



CAREER HIGHLIGHTS

1982	Peat Marwick / Cherry and Partners-Chartered Accountants
1986	Joined Macquarie Bank Limited in the Corporate Services Division
1996	Appointed Head, Project and Structured Finance Division
1998	Appointed Head, Asset and Infrastructure Group upon its formation
2001	Appointed Head, Investment Banking Group upon its formation (now called Macquarie Capital)
2008	Appointed Managing Director and Chief Executive Officer, Macquarie Group Limited

LEADERSHIP HIGHLIGHTS

Nicholas joined Macquarie Bank's Corporate Services Division in 1986.

Whilst in this division he led a range of transactions, including Hills Motorway, which led the development of Macquarie's infrastructure business. He also led a range of leasing transactions which helped establish this business for the Group. More broadly, he led Macquarie's acquisition of a number of merchant banks including Chemical Australia, Boston Australia and Security Pacific Australia. In 1996 he was appointed head of the Project and Structured Finance Division and then in 1999 he and Allan Moss led the acquisition of Bankers Trust Australia.

Nicholas has headed up the Investment Banking Group of Macquarie (now called Macquarie Capital) since its inception overseeing an almost ten fold growth in its net income through the global growth of its advisory, fund management, financing and securities businesses to more than 3,600 people operating in 54 offices and 25 countries. The Group's infrastructure business is recognised as a global pioneer and its securities business has developed from a local broker to a leader in the Asia-Pacific region. Macquarie Capital has contributed more than 50% of the Macquarie Group's profit for the last six years.

PROFESSIONAL QUALIFICATIONS

BCom, LLB, University of New South Wales (UNSW)
Fellow, Institute of Chartered Accountants

DIRECTORSHIPS

Director, Macquarie Infrastructure Group, Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Capital Alliance Group, Macquarie Media Group
Chairman, Police & Community Youth Clubs NSW Ltd
Director, Centre for Independent Studies
UNSW Business School Advisory Council and Foundation

ABN 94 122 169 279

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE

MACQUARIE EXPECTS RECORD FULL YEAR RESULT

Key points

- **Expects record full year profit of at least $A1.8b, 23% up on prior year, subject to market conditions**
- **Second half result expected to be at least in line with prior year second half result of $A733 million**
- **Macquarie remains very profitable, well capitalised and well funded**
- **No unusual trading exposures**
- **Continuing to take strategic growth initiatives**
- **Dividend policy reaffirmed at a 50-60% target annual payout ratio**

SYDNEY, 6 February 2008 – Macquarie Group Limited (Macquarie, ASX:MQG) Managing Director and Chief Executive Officer Allan Moss said today that subject to market conditions, Macquarie's profit for the year to 31 March, 2008 is expected to be at least $A1.8 billion, which would be 23% up on the prior year.

Speaking at Macquarie's Operational Briefing to investors and analysts in Sydney today, Mr Moss said that as previously advised, the second half to 31 March, 2008 is expected to be at least in line with the $A733 million reported for the second half of the 2007 financial year, but down on the very strong first half because of changed market conditions and a lower level of asset sales.

"Macquarie remains very profitable, well capitalised and well funded. Our holdings of cash and liquid securities are currently more than three times normal liquidity levels. We continue to record strong market shares and are experiencing continued good volumes in most businesses," he said.

In addition, Mr Moss said that assets under management rose two percent to $A228 billion over the quarter and that there were no significant asset realisations during the period.

He said the dividend policy remains unchanged at a 50-60% target annual payout ratio.

Mr Moss reiterated that Macquarie's main business focus is making returns by providing services to clients rather than principal trading. He noted that Macquarie has no material exposures not already known to investors, no problem trading exposures, no material problem credit exposures, no subprime lending and no problems with debt underwritings.

Commenting on Macquarie's operating groups for the current half year to date, Mr Moss said:

- **Macquarie Capital** (formerly Investment Banking Group) expects the second half to be down on the second half of 2007 due to lower asset realisations, but expects the full year result to be above the prior year. There were reasonable M&A volumes in Australia and Asia with a reasonable pipeline expected. The period saw good ECM volumes in Australia, Asia and Canada. The ECM pipeline in those markets is expected to be reasonable over the next 12 months despite the short-term impact of equity market volatility. Broking volumes in Australia and Asia continue to be high.
  Assets in Macquarie Capital Funds are performing well and the funds are continuing to invest in quality assets. Refinancings continue to be completed on reasonable terms. Recent strategic initiatives include the acquisition of Orion Securities Inc in Canada and CIT Systems Leasing in the US.
- The **Treasury and Commodities Group** expects the second half to be broadly in line with the 2007 second half. The 2008 year result is expected to also be broadly in line with 2007, which had very strong results across all businesses and included a significant oil and gas realisation. The group is benefiting from ongoing market volatility and increased volumes.
- The **Equity Markets Group** expects the second half to be broadly in line with the prior year and the full year to be substantially up on the 2007 full year result. There has been a decline in product issuance volumes in Asia and Australia due to volatile market conditions.
- The **Real Estate Group** expects the second half to be well down on the second half of 2007 due to lower asset realisations. The full year result is expected to be broadly in line with the prior year, excluding the Goodman Group realisation,

Macquarie Bank International Limited (MBI), a subsidiary of Macquarie Bank Limited, will have an initial capital base of £200 million and is licensed for a wide range of permissions including deposit taking and lending activities, dealing as principal and agent in most products and acting as fund manager. MBI will initially be largely comprised of trading businesses.

Macquarie expects to announce its full year result on 20 May 2008.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008




Macquarie
Group Limited
Operational Briefing
esentation to Investors and Analysts

6 February 2008


MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited (Macquarie).




Introduction
Richard Sheppard –
Deputy Managing Director

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts



AGENDA

9.40 – 10.00	Management update – David Clarke, Allan Moss & Nicholas Moore
10.00 – 10.30	Update since the interim result – Allan Moss
10.30 – 11.00	Macquarie Capital – Nicholas Moore
11.00 – 11.15	Morning tea
11.15 – 11.30	Financial management update – Greg Ward
11.30 – 11.45	Real Estate Group – Stephen Girdis
11:45 – 12:00	Equity Markets Group – Kim Burke
12.00 – 12.15	Risk Management – Nick Minogue


MACQUARIE






Update since the
interim result

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts


MACQUARIE
Key points

- Subject to market conditions:
  - Expect 2H08 result to be at least in line with 2H07 result of $A733m
  - If achieved, result for FY08 will be at least $A1.8b, 23% up on prior year
- Macquarie remains:
  - Very profitable
  - Well capitalised, and
  - Well funded
- Continued strong market shares
- Continued good volumes in most businesses
- Geographic diversity
- Conditions remain challenging in credit markets. Effects have flowed through to equity markets, in particular, REITs (listed real estate trusts)

Key points (contd.)

- No unusual trading exposures
- No unusual concerns with credit quality
- Funding costs have increased (detail in Financial Management presentation)
- Commitment to strategic alignment with investors through investments in Macquarie-managed funds
  - Total market value* of positions in listed specialist funds and listed fund managers $A403m above book value
  - However, market value* of most positions in listed real estate funds currently below book value (detail in Real Estate Group presentation)
- Dividend policy unchanged: 50-60% target annual payout ratio
- Remain well placed for growth in the medium term
- Identifying opportunities currently
- Taking strategic growth initiatives
- Authorised by FSA to conduct banking activities in the UK and Europe - effective 4 February 2008

* Market prices at 31 Jan 2008


MACQUARIE

Comments on Macquarie's third quarter (to 31 Dec 2007)

- 3Q08 (to 31 Dec 2007) result was 13% up on pcp and marginally up on 2Q08
- All Groups reported a profit for the quarter
- No unusual trading write-downs
- Potential provision on investments in real estate funds to be assessed as part of year-end reporting process
- Overall activity remained reasonable during the quarter despite mixed market conditions
  - Reasonable M&A volumes in Asia and Australia
  - Good ECM volumes in Australia, Asia and Canada
  - Continued high broking volumes in Australia and Asia, despite weaker indices
  - Continued good retail broking volumes
  - Good volumes across treasury and commodity businesses
  - Some decline in interest in equity derivatives in Australia and Asia in December
  - Increased funding costs (detail in Financial Management presentation)
  - Infrastructure and real estate refinancings completed on reasonable terms

Comments on Macquarie's third quarter (contd.)
(to 31 Dec 2007)

- Assets under management up 2% to $A228b (from $A224b at Sep 2007)
- Continued strong specialist fund raisings – $A5b raised during the quarter, predominantly for unlisted international funds
- No significant asset realisations
- MBL received accreditation from APRA to adopt advanced approaches under Basel II
- Continued investment in staff – Now over 12,400, approx 5000 outside Australia
- As previously advised, restructure completed on schedule. $A9b of new term funding raised via senior credit facility

Assets under management $A228 billion



$Ab
250
200
150
100
50
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Real Estate
Infrastructure
$A41b
$A52b
$A63b
$A97b
$A140b
$A197b
$A224b
$A228b
2002
2003
2004
2005
2006
2007
Sep-07
Dec-07

Refer to glossary for calculation of AUM. Sale of Macquarie-IMM Investment Management and Macquarie ProLogis Management since March 2007 reduced AUM by over $A5b
Strengthening of $A versus major currencies has impacted growth.

Equity investments[1]

Alignment of interests with investors

- Substantial investments held in Macquarie-managed funds and listed fund managers: $A3.6b at 31 Jan 2008[2]
  - Listed funds and listed fund managers: $3.0b – net unrealised gains of approx $403m[3]
  - Unlisted funds: $0.6b – no material concerns with carrying value
- Other investments: $2.7b – no material concerns with carrying value



$Ab
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Market value[5]
Mar-06
Mar-07
Sep-07
Pro-forma Jan-08[2]

Investments at Cost[4]

- Macquarie Airports
- Macquarie Capital Alliance Group
- Macquarie Communications Infrastructure Group
- Macquarie CountryWide
- Macquarie European Infrastructure Funds
- Goodman Group
- Macquarie Infrastructure Group
- Macquarie Infrastructure Partners
- Macquarie Korea Infrastructure Fund
- Macquarie MEAG Prime REIT
- Macquarie Media Group
- Macquarie Office Trust
- Other infrastructure funds
- Other real estate funds
- Other Macquarie-managed funds
- European Directories
- Spirit Finance
- Macquarie Air Finance
- Medallist
- Talarius
- Thames Water
- Exchange seats
- JV fund managers
- Other investments in associates
- Other investments available for sale

1. Equity investments reported here include those investments that are not currently classified as Held for Sale. It includes investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months.
2. Pro-forma Jan 08: For listed Macquarie-managed specialist funds and listed fund managers, cost and market value are at 31 Jan 08. For all other investments, cost and market value are at 31 Dec 07.
3. Based on market value at 31 January 2008.
4. Cost represents the cost to Macquarie plus equity accounted profits/losses of associates. It excludes the fair value adjustments for investments classified as Available for sale.
5. Market value is calculated as the carrying value for unlisted investments, and the market value of listed investments.

Positions in listed specialist funds and listed fund managers

	Investments at cost[1] ($Am) @ 31/01/08	Market value ($Am) @ 31/01/08	Unrealised gain/(loss) ($Am) @31/01/08
Macquarie Airports (MAp)	708	1,123	415
Macquarie Capital Alliance Group (MCQ)	135	136	1
Macquarie Communications Infrastructure Group (MCG)	337	425	88
Macquarie Infrastructure Company (NYSE listed)	89	117	28
Macquarie Infrastructure Group (MIG)	462	490	28
Macquarie International Infrastructure Fund (SGX listed)	77	74	(3)
Macquarie Korea Infrastructure Fund (KRX listed)	67	99	32
Macquarie Media Group	150	166	16
Total Infrastructure	**2,025**	**2,630**	**605**
Macquarie CountryWide (MCW)	257	192	(65)
Macquarie Office Trust (MOF)	221	153	(68)
Macquarie Leisure Trust (MLE)	17	34	17
Macquarie DDR Trust (MDT)	16	11	(5)
Macquarie Central Office CR-REIT (KRX listed)	21	28	7
Macquarie MEAG Prime REIT (SGX listed)	228	206	(22)
J-REP Co Ltd (TSE listed real estate funds manager)	169	103	(66)
Total Real Estate	**929**	**727**	**(202)**
Total	**2,954**	**3,357**	**403**

1. Cost represents the cost to Macquarie plus equity accounted profits/losses of associates. It excludes the fair value adjustments for investments classified as Available for sale.



Accounting for investments in funds

- Investments in Macquarie-managed funds are equity accounted
- Unrealised market gains are not brought to account
- Impairment assessed at each reporting date
  - Carrying value compared with the present value of future expected cash flows
  - Impairment can be triggered by:
    - significant changes in market, economic or legal environment
    - significant or prolonged decline in market value below carrying value
  - Impairment write-downs, if any, recognised in P&L
- NPAT impact of any impairment write-down is reduced by profit share and income tax
  - If all current unrealised losses on listed specialist funds and listed fund managers are recognised in P&L (approx. $A230m), impact on NPAT would be approx. $A70m



Specialist fund raisings – strong support from international investors

- $A5b raised over 3 months to 31 Dec 2007
- 62% from international investors and 99% into unlisted funds or syndicates
  - MacCap Funds: $A6b available for investment
  - Real Estate Funds: $A4.6b available for investment


$Ab
Annual Fund raisings
24
22
20
18
16
14
12
10
8
6
4
2
0
2005
2006
2007
Apr - Dec 07
Qtr to 31 Dec 07
Half year to 30 Sep 07

Fund	3Q08 Raising ($Ab)
Unlisted Infrastructure	0.48
Listed Infrastructure	0.04
Unlisted Real Estate	1.82
Listed Real Estate	0.02
EMG funds	0.57
Other*	2.05
3Q08 TOTAL	**$A5.0b**

Funds raised by Macquarie and joint venture fund manager partners, including equity raised via DRP. Included committed, uncalled capital.
* Includes MGOP, RVG and Macquarie Capital Products specialist funds.



Brief update on global market conditions

- Credit markets
  - Investor sentiment still weak
  - International short term funding markets have improved in some areas
  - Australian short term markets continue to function normally
  - Global term funding markets, including the securitisation market, remain very challenging
  - Most funding at significantly higher cost than pre-August 2007
- Equity markets
  - As foreshadowed at November result announcement, equity markets are being impacted. This has especially affected listed real estate funds
  - Volumes remain relatively strong in Asia and Australia





Brief update on global market conditions

- Investment banking industry transaction flow
  - Uncertainty in credit markets impacting global deal flow
  - Asia remains relatively good, Australia reasonable, US and Europe quieter
- Global real estate
  - Credit squeeze has accelerated a repricing of risk in a number of markets
  - Refinancing risks in some markets
  - Sharp decline in almost all global listed real estate markets, Hong Kong an exception. Many now priced well below reported net asset values
  - Asset price reductions in some markets, more evidence in UK than US. No evidence of lower prices in Australia. Evidence of continued increases in Asia
  - Continued demand from institutional investors for quality real estate investments
- Continuing competitive environment for staff


MACQUARIE

High broking volatility and volumes

- High equity market volumes in key regions continued in October and November
- December volumes down - however well up on pcp
- Strong volumes in January


Market Turnover
Index
200
180
160
140
120
100
80
60
Asian market turnover *
ASX market turnover ^
Mar 2006
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2007
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2008

* Index in USD. Represents the total market turnover for the following locations: Hong Kong, Korea, Taiwan, Japan, Thailand, Singapore, Malaysia, Philippines, Indonesia and India. Source: Market exchanges.
^ Index in AUD. Source: IRESS.


MACQUARIE

No unusual trading exposures

- Main business focus is making returns by providing services to clients rather than by principal trading
- No material exposures not already known to investors
- No problem trading exposures
- No material problem credit exposures
- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No problems with debt underwritings
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- Well funded – cash and liquid securities currently over 3 times normal liquidity levels
- Debt investment portfolio:
  - Modest holdings of AAA and AA rated CLOs and CDOs ($US300m approx) which are not backed by subprime
  - Modest holdings of AAA and AA rated asset-backed securities ($US230m approx) which are backed, or partially backed, by pools of subprime and midprime US mortgages
  - Modest holdings of credit wrapped securities ($A130m approx). These securities were issued by investment grade Australian corporate issuers, and payment on those securities has been guaranteed by various monoline insurers that are rated AAA or AA
  - No defaults and do not expect significant losses on these securities

Update by operating group

MACQUARIE

Macquarie Capital

- Reasonable M&A volumes and pipeline in Australia and Asia
- Good ECM volumes in Australia, Asia and Canada. Reasonable pipeline over the next 12 months despite short-term impact of equity market volatility
- Continuing high broking volumes in Australia and Asia
- MacCap Funds:
  - Continued strong fund raisings
  - Assets performing well
  - Investing in quality assets (AUM up 23% from April 07)
  - Refinancings continue to be completed on reasonable terms
- Expect 2H08 to be:
  - Well down on strong 1H08 which benefited substantially from asset realisations
  - Down on 2H07 also due to lower asset realisations
- Expect FY08 to be up on pcp


Update by operating group
MACQUARIE

Treasury and Commodities

- Benefiting from ongoing volatility
- Increased volumes across most businesses
- Expect 2H08 to be:
  - Broadly in line with very good 1H08
  - Broadly in line with 2H07 which included oil and gas realisation
- Expect FY08 to be broadly in line with pcp which had very strong results across all businesses and included significant oil and gas realisation

Equity Markets

- Decline in product issuance volumes in Asia and Australia due to volatile market conditions
- Expect 2H08 to be:
  - Substantially down on very strong 1H08, partly reflecting seasonality
  - Broadly in line with 2H07
- Expect FY08 to be substantially up on pcp

Update by operating group

MACQUARIE

Real Estate

- Current conditions in global REIT markets are challenging
- Assets in managed funds operating soundly with high occupancy and strong lease profile
- Well placed to take advantage of opportunities that current markets may present
- Expect 2H08 to be:
  - Down on 1H08 due to timing of transactions and lower asset realisations
  - Well down on 2H07 due to lower asset realisations
  - Potential provision on investments in real estate funds to be assessed as part of year end reporting process
- Before any potential provisions on real estate fund investments, expect FY08 to be broadly in line with pcp excluding Goodman Group realisation in pcp



MACQUARIE
Update by operating group

Financial Services

- Recent equity market volatility has had an impact on FUM/FUA but inflows remain strong
- Continuing good retail broking volumes although down from highs of 1H08
- Expect 2H08 to be:
  - Down on very strong 1H08 which included higher broking volumes
  - Marginally up on 2H07
- Expect FY08 to be well up on pcp
- Financial Services Group and Banking and Securitisation Group currently in the process of merging to enhance services to retail clients

Funds Management

- Strong relative performance has continued in equities
- Credit funds performed well relative to peers
- Some outflows in global REIT funds in line with industry
- Expect 2H08 to be:
  - Up on 1H08 excluding Macquarie-IMM Investment Management realisation
  - Down on 2H07 which benefited from a higher level of performance fees
- Expect FY08 to be very substantially up on pcp (broadly in line with pcp excluding Macquarie-IMM realisation)

Update by operating group

Banking and Securitisation

- Investment lending and relationship banking businesses continue to perform well
- Mortgages business:
  - — Good credit quality
  - — Limited access to securitisation market
  - — Increased funding costs
  - — As previously advised, less than 1% of Macquarie Group profits in FY07
- Expect 2H08 to be:
  - – Down on 1H08
  - – Substantially down on 2H07 due to increased cost of funding and sale of child care business in pcp
- Expect FY08 to be down on pcp due to lower contribution from mortgages businesses



Some initiatives since the interim result (13 Nov 2007)

Asia

- Good growth in **M&A** and **ECM** businesses with strong activity levels during 3Q08
- **PTC Financial Services** – agreement to acquire 20% of Indian energy investment company
- **Macquarie Global Property Advisors** (MGPA) – biggest foreign investor in Singapore's property market in 2007 with $S4.3b of purchases
- **C&M** - Korean cable television business – Macquarie Korea Opportunities Fund-led consortium's agreement to acquire 95% for KRW2.58 trillion (approx. $A3.07b)*
- **Busan New Port Terminal** – Macquarie Korea Infrastructure Fund's KRW260b (approx. A$308m) commitment to greenfield port project in major regional logistic hub Busan
- **Hua Nan Expressway** – Macquarie International Infrastructure Fund's RMB4.0b (approx $A602m) acquisition of 81% interest in toll road in Guangzhou, China
- **New Fund Pipeline**
  - — Macquarie India Infrastructure Opportunities Fund

* Subject to regulatory approval


Some initiatives since the interim result
(13 Nov 2007)
MACQUARIE

The Americas

- **CIT Systems Leasing** – acquisition of equipment leasing business. Integration of 180 staff, operating as Macquarie Equipment Finance
- **Orion Securities Inc** – integration of Canadian team of 130, operating as Macquarie Capital Markets Canada
- **Waste Industries** – investor group (including MIP) $US544m acquisition of a regional, non-hazardous solid waste company in North Carolina*
- **American Consolidated Media**'s (100% owned by Macquarie Media Group) $US160m acquisition of additional local community newspaper businesses in Maryland and Ohio
- **Macquarie Capital Securities** – Expansion of institutional US equities sales trading and research business. Coverage of 27 stocks initiated to date. 13 staff, 8 dedicated to research.
- **Equity Capital Markets** – commenced building capability in the region. Completed first secondary capital markets offering out of Canada - largest secondary offer in Canadian history at $C1.6b, third largest mining secondary offer globally
- **New Fund Pipeline**
  - Macquarie Infrastructure Partners (MIP) II (North America)
  - Macquarie Global Opportunities Partners (Private Equity)

* Closing subject to regulatory and/or shareholder approval


Some initiatives since the interim result
(13 Nov 2007)
MACQUARIE

Europe and Middle East

- **Techem** – MEIF II's €1.4b acquisition of listed German sub-metering company
- **European Gaming (Talarius)** – sale of holding (50%) to Tattersalls
- **Macquarie Capital Securities** – Expansion of institutional European equities sales trading and research business. Coverage of 8 stocks initiated to date. 10 staff, 7 dedicated to research
- **New Fund Pipeline:**
  - Macquarie European Infrastructure Fund III
  - ADCB Macquarie Infrastructure Fund (Middle East)
  - Macquarie Special Situations Fund
  - Macquarie Renaissance Infrastructure Fund (Russia)

Some initiatives since the interim result (13 Nov 2007)

Australia

- No. 1 calendar '07 announced and completed deals by volume; No. 2 completed deals by value (Thomson)
- No. 2 calendar '07 ASX broker market share[1] (ASX)
- No. 2 calendar '07 equity and equity related underwriting (Thomson)
- No. 1 calendar '07 domestic debt securitisation (Thomson)
- **Macquarie Wrap Solutions:** $A24.9b at 31 December 2007; **Cash Management Trust:** $A17.2b
- **MIG** – completion of up to $A1b on-market share buy-back
- **Hobart Airport** – Macquarie-led consortium's $A350m acquisition of Tasmania's major airport

1. Institutional and retail combined



Current year outlook

- Subject to market conditions:
  - As previously advised, expect 2H08 result to be at least in line with 2H07 result of $A733m, but down on very strong first half because of change in market conditions and lower level of asset sales
  - If achieved, result for FY08 will be at least $A1.8b, 23% up on prior year
- These comments take into account any potential provision for investments in listed real estate funds
- Remain well placed due to:
  - Diversification by geography, business and product
  - Committed quality staff
  - Well funded
  - Strong capital base providing ability to capture strategic initiatives


MACQUARIE




Q&A
Managing
Chief Executive

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts


MACQUARIE




Macquarie
Capital
Nicholas
Group

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts

Our structure



MACQUARIE CAPITAL
Nicholas Moore
PRINCIPAL INVESTMENTS & PRUDENTIAL MANAGEMENT
Stephen Allen
MACQUARIE CAPITAL ADVISERS
Michael Carapiet
John Roberts
MACQUARIE CAPITAL SECURITIES
Roy Laidlaw
RESEARCH
David Rickards
MACQUARIE CAPITAL PRODUCTS
Michael Price
Oliver Yates
MACQUARIE CAPITAL FINANCE
Garry Farrell
Staff*
40
2,010
934
270
361

More than 3,600 staff in 53 offices across 25 countries

* As at 31 Dec 2007. Includes all permanent staff



Global activities

- 53 offices (48 outside Australia)
- 5 new offices since 1 April 2007



EUROPE & MIDDLE EAST
661 staff
ASIA
1,009 staff
Tokyo
Taipei
Manila
Bangkok
Kuala Lumpur
Jakarta
Perth
Adelaide
Brisbane
Sydney
Auckland
Dublin
London
Johannesburg
Cape Town

NORTH AMERICA
699 staff

Vancouver, Seattle, San Francisco, San Jose, Los Angeles, Montreal, Boston, New York, Bloomfield Hills

AFRICA
31 staff

AUSTRALIA
1,215 staff

As at 31 December 2007, includes all permanent staff.

* Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Johannesburg: Macquarie First South)

Seven years of growth

Executive staff

- Compound growth in staff of 25% over 7 years to FY08E
- 570 new executives hired in FY08 YTD
- 186 graduates in FY08
- 164 admissions into INSEAD Masters



Executive Staff
Revenue ($Am)
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08E

Macquarie Capital Income

- Estimated 2008 revenue 7.5x 2001 revenue
- Estimated 2008 net income 10x 2001 net income
- Compound annual growth in net income of 38% over 7 years to FY08E

Income diversity

FY08 Estimated Mac Cap Net Income* by Division



Mac Cap Finance
3%
Mac Cap Products
10%
Mac Cap Securities
18%

FY08 Estimated Mac Cap Net Income* by Region



International
65%

* Estimate for Financial Year ended 31 March 2008, management accounts net income pre-tax, pre-profit share
# Comprises Fund management fees only. All advisory fees relating to Funds are included in Mac Cap Advisers

Leveraging opportunities


Idea
Brokerage
Advice
Underwriting
Funds
Principal
Infrastructure
AIIF, DUET, GIFs, KIEF, MIG, MAp, MCG, MKIF, MKOF, MEAP, MEIF, MEIF 2, MIP, MIIF MIC, MPT, SAIF
Aquarion, Puget Energy, Peterborough Hospital, Hobart Airport
TMET
MCG / MMG
Gateway Casinos, Red Bee Media
Taiwan Broadcast, Omni Plastics
Resources
Opportunity
Boart Longyear, Cheetah Oil & Gas, Longview Oil & Gas
Property
Real Estate Group
Financial Institutions
MCAG / MGOP
ATM Solutions
Industrials
MCAG / MGOP / RVG
Senior Living, Aircraft Maintenance, Icon Parking, Moto Roadside Services, Spirit Finance

Our model



A unique complete service provider

Broker | Financial Adviser | Underwriter | Fund & Asset Manager | Principal

Governance Separation

Macquarie Capital Advisers
- Advisory (third party and fund)
- Asset sourcing
- Over 1,200 executives (500+ infra specialists) worldwide with deal origination and execution skills and experience

Macquarie Capital Funds
- Funds focus
- Quality asset acquisitions
- Active asset management
- Investment evaluation
- 600+ staff worldwide
- Equity under management ~$A56b

Strong alignment of interests
- Fund shareholdings by Macquarie
- Performance fee incentive
- Mac Cap Advisers / Funds ED remuneration arrangements



Investors benefit
- **17.3%*** compound annual return since inception

* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for Macquarie Capital Funds since inception to 31 January 2008 (listed funds as at 31January 2008, unlisted funds as at 30 June 2007). Calculated on an AUD basis, with cash flows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).

MACQUARIE

Risk management

"Ownership": Risk is everyone's responsibility

- Central Principal Investments & Prudential Management unit within Macquarie Capital reviews transactions (in addition to centralised Group-wide risk review)
- Fund management teams and Independent Directors / Investment Committees review transactions undertaken by Macquarie-managed funds



Principal
YTD 2008
>150 deals originated
30 deals completed
Mac Cap Principal deal
Principal Investments & Prudential Management (40 execs in total)
Group-wide independent review
Origination team (5-40 execs per team)
Fund deal
Funds Management (up to 50 execs per fund)
Fund Board / Investment Committee
Funds
YTD 2008
>100 deals originated
27 deals completed



MACQUARIE
Investing in staff

Management commitment

- Continue to hire: expect to hire 186 graduates over the course of FY08
- Staff engagement is critical management task
- Mac Cap Professional Development Programme (grads and lateral induction)
- Mac Cap / AGSM Leadership and Management Programme (senior management)
- Macquarie / INSEAD Master of Finance (Investment Banking) degree
  - World first
  - One of the world's leading business schools
  - Tailored programme:
    - Finance, Accounting, Leadership, Strategy & Management
    - Residencies across four continents

MACQUARIE

Global environment

Asia

- Continued growth in Asian M&A volumes
  - Outward investment from North Asia particularly strong
- Credit crisis has impacted Asian debt markets through the operations of US and European banks
  - Less debt available
  - Infrastructure / PPP markets still open but wider credit spreads
- Strong ECM volumes in 2007
  - Strong pipeline for 2008 across India, Indonesia and China
  - Current market downturn may delay some deals coming to market

Europe & North America

- M&A activity in Europe and North America depressed
  - Equity still available
  - However, less debt available, especially for large deals
    - Still obtainable for quality assets eg. Thames, Southern Water and Techem
  - Equity market correction may lead to more attractive pricing
- European ECM market has barely re-opened post Christmas
  - IPO market is slow; many deals have been delayed


MACQUARIE

Global environment

Australasia

- M&A – Strong corporate balance sheets and resources boom continue to drive takeover activity
- Financing support available for good assets and relationship clients
  - Bilateral and club loan market active for corporates, infrastructure assets and small to mid-sized buyouts
  - Large buy-out market closed but mid-sized buy-out market open
- Recent market volatility expected to impact ECM volumes negatively in the short term
  - As the market settles, strong demand expected to continue – particularly for larger, quality deals
  - Demand likely to be split between sectors – good demand expected in resources

New businesses

MACQUARIE

Orion Securities

- What we acquired:
  - 130 executives in 3 offices
  - Canadian corporate advisory (including ECM), equity research, sales and trading platform
  - Expanded our industry / sector coverage
- Securities business integrating well with existing Macquarie business
- Continues to trade profitably


New businesses
MACQUARIE

Giuliani Capital Advisors

- What we acquired:
  - 100 executives in 6 offices
  - expertise in restructuring advisory
  - expanded our industry expertise in corporate advisory (industrials, financial services)
- Integrating well with existing Macquarie Capital Advisers North America business
- Expanding our global advisory footprint
- Restructuring advisory seeing increasing levels of activity in a weakened credit market

Macquarie Capital Advisers

- Expect deal volume to exceed the record FY07 $A160b worth of deals
- Still a reasonable pipeline of M&A opportunities despite market uncertainty
- Offshore offices now provide the majority of division revenue, and continue to grow their contribution
  - Acquisition of stake in Al Habtoor, Dubai by Leighton Holdings – advisory
  - Joint Bookrunner and Joint Placing Agent for Beijing Enterprises on its $A553m accelerated bookbuild offering and top-up placement
  - Acquisition of MMI Holdings, Singapore by Kohlberg Kravis Roberts – advisory
  - National Grid Wireless acquisition by Arqiva (majority owned by MCIG) – advisory
  - Global Tower Partners acquisition by MIP/MCIG led consortium – advisory
- Continued strong performance from the Australian advisory business
  - Increased equity issuance: leading equity capital markets positions – No.2 Australia ECM ($A7.5b)*
  - Strong Australian M&A deal flow – No.2 completed by value ($US55.4b) and No. 1 by number of deals (64)*

* Thomson Financial at 31 December 2007



Macquarie Capital balance sheet

- Since 1 April 2007, Macquarie Capital has sold $A2b* worth of investments to a combination of third party investors, Macquarie-managed funds and listed market sales
- The current balance sheet reflects continued strong acquisition activity throughout FY08

Asset	Book Value/Committed Amount^ $Am	Market value# A$m
Equity/trading positions		
▪ Held for less than 6 months	1,601	N/A
▪ Held for 6-12 months	516	N/A
▪ Held for more than 12 months	570	N/A
Investments in Macquarie-managed funds	2,475	3,080
Total	**5,162**	**N/A**

* Based on original amount committed.
^ As at 31 January 2008, includes both funded and unfunded commitments. Represents cost plus equity accounting and fair value adjustments taken through the P&L.
# Market value as at 31 January 2008, includes unfunded commitments. Unlisted funds are included at book value.

MACQUARIE

Long term performance of Mac Cap Funds



Compound annual return since inception[1]	
MIG	14.9%
MAp	22.6%
MCG	16.3%
All Mac Cap Funds	17.3%

Index - Rebased to 100
1900
1700
1500
1300
1100
900
700
500
300
100
31 Jan 08
MacCap listed funds composite index[2]
S&P/ASX 200
S&P 500
FTSE 100
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for Macquarie Capital Funds since inception to 31 January 2008 (listed funds as at 31 January 2008, unlisted funds as at 30 June 2007). Calculated on an AUD basis, with cash flows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets)

2 Indices are re-based to 100. All indices used are accumulation indices. Source: IRESS, Internal Macquarie Capital research. Macquarie Capital listed funds composite index assumes reinvestment of all distributions on the ex-distribution date and no further participation in subsequent capital raisings



MACQUARIE

Underlying assets continue to perform well

Delivering earnings and distribution growth for investors

Fund[1]	Distribution (cents per security)				
	2004	2005	2006	2007	CAGR
MIG	7.5	7.5[2]	21	20	39%
MAp	12	20	25	26[3]	29%
MCG	23	29	39	42	22%
MMG			14.5	45.5	25%[4]

1 Excludes MCAG as this fund does not pay a regular yield

2 Excludes special distribution of 70 cents as a result of the sale of MIG's 40% interest in Cintra

3 Excludes special distribution of 5 cents

4 Distribution for FY 2006 relates to a seven month period. CAGR calculated using an annualised FY 2006 distribution and adjusted for the second installment of $2 per security payable in November 2006.

5 Calculated for the twelve months ended 30 June 2007 for MIG, MCG, MCAG, and MMG. Calculated for the six months ended 30 June 2007 for MAp. For each fund, the calculation assumes that the portfolio held by each fund as at 30 June 2007 (or as a weighted average over the period ended 30 June 2007 for MAp, MCG, MCAG and MMG) was held over the prior corresponding period by applying the percentage ownership of each asset in the current period to the prior period's results. MAp results exclude Rome & Birmingham airports which were subsequently sold. Additionally, the current period's foreign exchange rates are applied to the previous period's results in order to exclude the effect of changes in the exchange rates. Excludes one-off transactions at the asset level.

Assets proportionate EBITDA compared to prior corresponding period[5]

% Change

14%
12%
10%
8%
6%
4%
2%
0%

MIG	MAp	MCG	MCAG	MMG
21.3%	9.0%	6.7%	13.4%	6.7%

Growth in funds under management


EUM $Ab
AUM $Ab
60
50
40
30
20
10
0
140
120
100
80
60
40
20
0
$A7b in new capital raisings YTD (funds & consortia)
Equity under management up 2% YTD to $A56.3b
Negatively impacted by appreciation in AUD (8% vs USD, 7% vs GBP) over the same period
Assets under management up 23% YTD to $A134b
Equity Under Management (LHS)
Assets Under Management (RHS)
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Dec-07

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02	Mar-03	Mar-04	Mar-05	Mar-06	Mar-07	Dec-07
New capital raised by funds & consortia ($Ab)			0.1	0.7	0.2	2.9	4.1	1.2	9.8	6.7	20.6	7.0

All historical figures are at 31 March of the specified year. YTD references are from 1 April 2007 to 31 December 2007.

EUM: Listed funds - market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds - committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie managed assets. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager, Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds.

AUM: Calculated as proportionate enterprise value (proportionate net debt and equity value). FX rates as at each 31 March & 31 December 2007.


Fund Raising Pipeline

New fund pipeline

- Macquarie European Infrastructure Fund III
- Macquarie Infrastructure Partners II (*North America*)
- Macquarie Global Opportunities Partners (*Private Equity*)
- ADCB Macquarie Infrastructure Fund (*Middle East*)
- Macquarie Special Situations Fund
- Macquarie India Infrastructure Opportunities Fund
- Macquarie Renaissance Infrastructure Fund (*Russia*)

Debt maturity profile

- Less than 2% of the debt of Mac Cap Funds* managed assets requires refinancing in the next 12 months*
- Debt still available on good terms for quality assets
  - £900 million bonds issued by Thames Water in August
  - $C1.2 billion of senior and subordinated bonds issued by 407ETR since October


Asset Debt scheduled for refinancing
20%
15%
10%
5%
0%
2%
15%
0 - 1 Years
1 - 3 Years

* As at 31 December 2007.



Macquarie Capital Securities

- Australia
  - Continues to operate as a highly profitable business with solid market share
  - Volumes well up on prior corresponding period
- Asia
  - Continues to grow through increased volumes and market share
- South Africa
  - Commissions well up on pcp
- Alternative Strategies Division (ASD)
  - Internal joint venture with Equity Markets Group commenced 1 April 2007
  - Continuing strong growth since inception, including experienced staff hires
  - Phase one of technology platform build-out well advanced
- New Business
  - Canada – acquisition of resources focussed independent dealer with M&A advisory, ECM, research, sales and trading capability (130 people)
  - US/UK – establishment of equities sales and research business



Macquarie Capital Products

- Successful raising of reFleXion in December 2007
- New infrastructure equities funds established in Asia and Europe
- Closed a new German closed-end fund
- Acquired aircraft leasing assets in the US
- Continue to pursue opportunities in the renewables/climate change space
- Continue to increase volumes in the retail space and expand the retail funds business
- Build hedge funds for institutional distribution
  - Infrastructure securities
  - Basic materials and energy
  - Emerging markets



Macquarie Capital Finance

- Total managed and funded assets exceed $A7b in December 2007
- Acquired CIT Systems Leasing
  - One of the largest independent lessors of equipment in North America
  - Approximately $US750m of lease assets
- Innovative customer solutions
  - Sale and leaseback for Qimonda AG's DRAM fabrication plant in Richmond, Virginia
  - Purchase and break-up of AMD's fabrication plant in Dresden, Germany
- Capital efficiency
  - Smart 1, 2 and 3, Macquarie Leasing's AUD and Euro note securitisation programs, raised more than $A3.4b
  - Partially funded CIT Systems Leasing acquisition through $A300m Asset-backed Commercial Paper (ABCP) issue in January 2008
- International / extended product offerings
  - Technology services joint venture in Japan with NEC is underway


MACQUARIE




Q&A
Group

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts


MACQUARIE




Financial Management Update
Greg
Chief Financial Office

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts

Corporate restructure

- Restructure successfully implemented
  - Objectives of restructure have been achieved
- Macquarie Group well funded
  - Syndicated loan facility successfully closed in November 2007: 46 banks have participated in the syndicate; facility upsized from $A8b to $A9b
- Group ratings affirmed November 2007, MBL placed on positive outlook by Moody's
- Two Annual Reports to be lodged with the ASX
  - MQG – will be the focus at future result announcements
  - MBL – remains a listed entity (Macquarie Income Securities)
  - Prior year comparative information for both groups is MBL consolidated



Macquarie Bank International Limited UK Bank

- Authorised to conduct banking activities in the UK and Europe effective 4 February 2008
- Reflects growing presence overseas and provides flexibility for future international growth
- Macquarie Bank International (MBI) licensed for a wide range of permissions including deposit taking and lending activities, dealing as principal and agent in most products and acting as fund manager
- To begin with, MBI will be largely comprised of trading businesses
- Subsidiary of Macquarie Bank Limited with initial capital base of £200m
- Approximately 100 banking group staff will be authorised to operate from MBI
- Macquarie Bank Limited will also continue to operate through MBL London branch




Capital

- Overall capital position
  - Remain well positioned to capitalise on potential opportunities in the current environment
  - Capacity for a MQG hybrid issue of circa $A750m, no current requirement
  - Do not anticipate a need for an ordinary equity raising in calendar 2008
- Strong regulatory capital growth over a number of years
  - up 26% since March 2007
  - up 15% excluding Placement and Share Purchase Plan in 2007


Regulatory Capital ($Ab)
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
2003
2004
2005
2006
2007
Dec-07
Share Capital
Retained Earnings
MIS
MPS
Reserves
CPS

Chart shows eligible Tier 1 Capital base for periods to March 2007 (prior to the restructure). December 2007 shows the eligible Level 3 capital base (post restructure).



Regulatory capital

- Macquarie Group regulatory capital requirements
  - Internal minimum regulatory capital requirements ('Level 3 MCR') calculated as the sum of the dollar value of:
    - MBL's minimum Tier 1 capital requirement, based on a percentage of RWAs plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards); and
    - The Non-ADI Group capital requirement, using Macquarie's Economic Capital Adequacy Model
  - Adjusted for the capital impact of transactions internal to the Macquarie Group
- Basel II accreditation
  - MBL received accreditation from APRA to adopt the advanced approaches under Basel II – these standards have taken effect from 1 January 2008
  - As expected, Basel II has a marginally negative impact on MBL capital ratios*

* Excludes impact of bridge facility with MQG which under Basel II is treated as a risk weighted asset for MBL under the Foundation Internal Ratings Based approach.

Regulatory capital position

- Macquarie remains well positioned to fund growth and to capitalise on suitable strategic opportunities in the current environment

Macquarie Group Limited – Regulatory Capital Position (31 December 2007)



Minimum Capital Requirement
Buffer for Volatility
Growth and Strategic Flexibility
Regulatory Capital Position
MBL Group
Non-ADI Group
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$Ab



Liquidity and funding

- Well funded
- Key principles:
  - Conservative approach
  - Diversity of funding sources is a key objective of the Group's liquidity approach including diversity by product, geography, tenor and currency
  - Concentration limits to ensure a good spread of maturing liabilities
  - Continue to operate normally for a period of 1 year with limited access to funding markets
- $A9b MQG Senior Credit Facility improves our already well funded position
- Cash and liquid securities are currently over 3 times normal liquidity levels


MACQUARIE

Term funding programmes in place

- As noted MQG raised $A9b in term funding via a Senior Credit Facility with an average credit spread across the facility of approx. 50 bps. This Facility, of which $A5b remains undrawn includes;
  - $A1.6b in Standby Facilities
  - $A2.4b in Revolving Credit Facilities
  - $A5.0b in Term Facilities
  - The Revolving and Term Facilities have maturities of 3 - 5 years
  - All Senior Credit Facilities have optional extension options and are multi currency
- In addition, both MQG and MBL have debt programmes in place to access the key capital markets in Europe, Asia and the US as opportunities arise
  - $US10b MQG Debt Instrument Programme (Europe & Asia)
  - $US10b MQG Rule 144A / Medium Term Note Programme (US)
  - $US25b MBL Debt Instrument Programme (Europe & Asia)
  - $US10b MBL Rule 144A / Medium Term Note Programme (US)
  - $US10b MBL Commercial Paper Programme (Europe & US)


MACQUARIE

Recent funding market experience

Category	Funding source	Experience	Current approx. increased spread compared to pre-Aug 2007 levels (bps)
Franchise	Domestic Retail Deposits	• Up 35% since Aug 2007 to $A6.2b at Dec 2007	0-20
Short term	Domestic Negotiable Certificates of Deposit	• Up 64% since Aug 2007 to $A12.4b at Dec 2007 • Markets now operating normally post Dec 2007	0-15
	Offshore Commercial Paper	• Down 55% since Aug 2007 to $A5.7b at Dec 2007 • ECP market functioning relatively normally post Dec 2007; USCP harder but signs of improvement	0-30
External asset backed finance	Asset refinancing including mortgages and margin loans	• Generated approx $A10b in liquidity through bond issues, repurchase agreements, increased warehouses	20-100 (weighted average approx. 30 bps)
Longer term	Senior Credit Facility	• $A9b facility; weighted average overall credit spread of 50 bps	10-20
	Capital markets issuance	• No other significant term issues	To be determined



Dividends

Previous MBL dividend policy will continue for MQG

- Target annual payout ratio of 50 - 60%
- Long term franking rate of at least 80% expected
  - expect 100% franking rate for the next two years
- DRP to continue








Q&A
Greg Ward –
Chief Financial Officer

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts


MACQUARIE


Real Estate
Group

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts


Diversity of revenue and funding sources

- Real Estate Group Operates Through Two Divisions

Real Estate Capital – Fund and Principal Activity

Revenue Sources:

- New Fund Sponsor & Equity Raising Fees
- Fund / Property Management Fees
- Performance Fees
- Principal Returns from Co-investments, Warehoused assets and Developments
- Real Estate Services fees – Acquisition, Due Diligence, Leasing and Development Advisory fees

Funded mainly via third party equity in 30 Listed and Unlisted Wholesale/Retail REITs

Real Estate Structured Finance – Financing solutions for clients

Revenue Sources:

- Margin Income
- Establishment Fees
- Risk Fees/Profit Share
- Debt Syndication

Funded mostly off Macquarie Group Limited's balance sheet

Multiple investment strategies


Developed Markets
Core Real Estate
Listed & Unlisted
Office
Retail
Industrial
Residential
Listed / Unlisted
Entity Investment
Development
Funds management
Asset services
Business operations
Emerging markets
China
India
Latin & South America
South Africa
Alternative Real Estate
Wireless Ground leases
Theme parks & marinas
Self storage
Structured debt products
Debt securitisation

- Many niche strategies
- Flexibility in investing strategies:
  - In partnership or in-house
  - Investment in other investment management platforms
  - Investment in adjacent businesses



Large and rapidly growing platform of skills

- Approx 1,300 staff (MQG 570, Associates 730) in 31 locations within 15 countries
- Up 30% - 300 (MQG 100, Associates 200) from 31 March 2007


UK
• Macquarie Real Estate Capital
• Macquarie Real Estate Structured Finance
• Macquarie Global Property Advisors
Europe
• Macquarie Office Trust
• Macquarie CountryWide Trust
• Macquarie Global Property Advisors
(offices in Germany, Luxembourg, France)
USA
• Macquarie Real Estate Capital
• Macquarie Real Estate Structured Finance
• Macquarie DDR Trust
• Macquarie CountryWide Trust
• Macquarie Office Trust
• Macquarie Leisure Trust Group
• Medallist Developments
China
• Macquarie Real Estate Capital
• Macquarie Global Property Advisors
• First China Property Group
• MWREF - shopping malls
• MMP REIT
South Korea
• MCO CR-REIT
• Macquarie NPS REIT
• Macquarie Global Property Advisors
Malaysia
• Macquarie Global Property Advisors
Japan
• Macquarie Real Estate Capital
• Macquarie Global Property Advisors
• Macquarie Goodman Asia via J-REP
• MMP REIT
• Macquarie Office Trust
Australia
• Macquarie Real Estate Capital
• Macquarie Real Estate Structured Finance
• Macquarie Direct Property syndicates
• MREEF Funds
• Macquarie CountryWide Trust
• Macquarie Office Trust
• Macquarie Leisure Trust Group
• Medallist Developments
• Urban Pacific Limited
• St Hilliers JV
South Africa
• Macquarie Real Estate Capital
• Medallist Developments
India
• Macquarie Real Estate Capital
• Milestone Communities
Singapore
• Macquarie Global Property Advisors
• MMP REIT
• Macquarie Direct Property Fund
Hong Kong
• Macquarie Real Estate Capital
• Macquarie Global Property Advisors
• Macquarie Goodman Asia
New Zealand
• Macquarie CountryWide Trust
• Macquarie Leisure Trust Group



Assets under management growing while realising value for investors

- Real Estate assets under management (incl associates) up 38% to A$32.5b, after $A7.8b of additions, $A4.3b of assets committed but not settled and $A3.2b of disposals
- Big shift to unlisted capital



Significant YTD08 Acquisitions
▪ MGPA funds – Asia & Europe
▪ MGA – J-REP
▪ MCW – Poland & Germany
▪ MOF – Italy, Japan, US & Aust
▪ MMPR – Japan & China
▪ M-NPS REIT – Korea
▪ MDPF – Singapore
▪ MQG / MGHKLF – Hong Kong
Significant YTD08 Disposals
▪ Macquarie ProLogis - US
▪ MGPA Asia & Europe
▪ MOF – US
▪ MCW – US & NZ
$Ab
30
25
20
15
10
5
0
2.0
3.3
4.7
7.2
10.9
20.1
28.1
23.6
32.5
2000
2001
2002
2003
2004
2005
2006
2007
2007 (Dec) *
MPR
MGQ
Listed Excl MGQ & MPR
Unlisted
Committed but not settled unlisted assets

* Dec 2007 Includes Assets committed but not yet settled



Real estate markets update

- Investors to target higher growth markets
- Cost of capital has increased

Market	GDP 2008-2010	Comments	
China	9.8%	Strong growth, but very difficult to invest with volume. Low transparency	Growth
India	9.0%		
Singapore	5.8%	Growth markets with high transparency. Listed REIT markets depressed.	
Hong Kong	5.3%		
Australia	3.3%	Solid market strong fundamentals to date, some leverage problems. REIT market affected. Office market exposed to sustained equity market decline.	Stable
Japan	2.0%	Market recovering to date but exposed to US recession and debt market contraction. High yield spreads.	Opportunistic
Europe	1.8%	More highly impacted by credit issues. More mature markets, high transparency, strong fundamentals to date (excluding UK). Exposed to US recession. Listed REIT markets depressed.	
US	2.4%		
UK	2.5%		

Source: Macquarie Real Estate Research, Macquarie Research Economics

Funds - two thirds exposed to Asia/ Australia

Big shift to Asia and away from US across the funds


Total Assets under Management*
December 2006 - A$23.2 billion
North America 49%
Australia 24%
Asia 20%
Europe 7%
December 2007 - A$32.5 billion**
North America 29%
Australia 23%
Europe 7%
Asia 41%

* Includes Assets managed by Macquarie and associates.

** Includes committed but not settled unlisted assets.


MACQUARIE

Diversified balance sheet

48% Loans, 23% Listed REITs, balance in diverse equity portfolio of unlisted funds, principal positions and development

Macquarie Real Estate's Balance Sheet Commitments December 2007 – A$4.2 billion


Unlisted REITs 5%
Development - Australia 10%
Development - Asia 3%
Development - USA (Medallist) 3%
Listed REITs 23%
Loans - Australia 23%
Principal 8%
Loans - USA 19%
Loans - UK 6%

Loans	48%
Listed REITs	23%
Development	16%
Principal	8%
Unlisted REITs	5%
	100%

Real Estate Group - results overview

- Before any potential provisions on investments in real estate funds, expect FY08 to be in line with pcp (excluding Goodman Group realisation in pcp)
- Major second half contributions include:
  - Income recognised from establishing the Korean Macquarie NPS REIT - a single account mandate with the Korean National Pension Service, Korea's largest pension manager
  - Further profitable Japanese residential asset dispositions. Strategy for the Japan and Korean assets was to commit prior to construction completion, lease up and sell
  - Strong asset acquisition, disposal and capital raising activity by Macquarie Global Property Advisors
  - Development loan portfolio, including profitable sell down of 50% of Macquarie's interest in the Port Geographe major canal development in WA
  - Acquisition and disposal activity in assets under management has driven increased fund and asset related fee income


Real Estate Group - initiatives overview
MACQUARIE

Australia and Asia

- Macquarie Direct Property Fund – has had continued strong equity inflows and completed the acquisition of its first international direct asset – Singapore office
- Macquarie Global Property Advisors well positioned to capitalise on current market volatility with capacity in their funds to acquire in excess of $US10b of assets. Will continue to raise new funds to meet opportunities they identify
- Macquarie and the Goodman Group jointly acquired two Hong Kong sites for $HK640m, with aim to redevelop the properties and sell them to MGHKLF. MGHKLF acquired two industrial buildings for $HK584m
- MREEF raised $A139m in capital for funds 6 and 7 in the series
- Urban Pacific / AV Jennings awarded the Cheltenham race track project in Adelaide with end value of approx $A700m
- Macquarie MEAG Prime REIT – implemented the first REIT unit buy back programme in Singapore to take advantage of dislocation between physical asset pricing and listed market valuation

Real Estate Group – initiatives overview

Europe and US

- US CMBS team established to take advantage of current real estate debt market opportunities, including the establishment of a High Yield Debt Fund, and to expand capital market expertise
- Macquarie CountryWide Trust disposed $US223m of assets in the US
- Expanded US and Europe investment banking and asset management teams, and installed a dedicated Real Estate Research function located in Europe

Emerging Markets

- Expanding the office in South Africa, funded first asset in Argentina and marketing a Peruvian institutional fund



MACQUARIE

REIT markets update

Global REITs ex. HK following the US down



120
110
100
90
80
70
60
Index
Jan-07 =100
Jan-07
Jul-07
Jan-08
Japan
Canada
Singapore
UK
AUS
US

Macquarie REIT falls in line with Aust REITs



110
100
90
80
70
Index
Jan-07 = 100
Total Returns
Jan-07
Jul-07
Jan-08
Macquarie REITs
Australian REITs (ASX 200)

Source: Macquarie Real Estate Research, Bloomberg LP

The decline in REIT pricing is global (ex-Hong Kong) and Macquarie REITs have been adversely impacted.

Macquarie's Australian Listed REITs

- MLE outperforming the wider REIT market, MOF and MCW performing broadly in line and MDT underperforming*
- **Average annual return since inception 12.5%**
- Active capital risk management strategy has spread debt maturities and diversified funding sources
- Geared in a range of 34% to 55%
- Weighted average term to maturity across all debt facilities greater than 2.4 years**
- No debt expiring before June 2008, approximately 10% before June 2009
- Quality underlying asset fundamentals
  - highly leased (MCW 97%, MOF 96% and MDT 98%)
  - long weighted average lease terms (range 6 to 7 years)
- US retail assets diversified geographically – predominantly across the stronger US markets
- REIT management focus on asset enhancement, non core asset disposals, and capital management

* Since 14 December 2007 ** As at 31 December 2007


MACQUARIE

Real Estate Group's strategic listed REIT investments

Strategic investments in REITs managed by Macquarie and associates	Macquarie's ownership %	Investment @ Cost* 31/1/2008 $Am	Market Value @ 31/1/2008 $Am	Current Published NTA Value $Am
MCW	10	257	192	271
MOF	7	221	153	212
MLE	5	17	34	23
MDT	2	16	11	19
MMPR	26	228	206	313
MCO CR REIT	20	21	28	20
J-REP**	26	169	103	100
Total		929	727	958

- As disclosed in the financial statements of Macquarie Group Limited, the Real Estate Group holds strategic stakes in its REITS. These are long term investments. The Group will be reviewing the need for provisions as part of year-end reporting.

*Cost represents the cost to Macquarie plus equity accounted profits/losses of associates. It excludes the fair value adjustments classified as Available For Sale. ** Indirect interest held through the 50/50 MGA joint venture with the Goodman Group


MACQUARIE

Looking Forward

Well positioned to take advantage of current opportunities globally over the medium term

- Continued investment in growing the range and size of specialised skills and investment strategies
- No significant credit issues
- Well positioned in solid markets in Asia and Australia
- Significant embedded revenue across the business over the medium term
- Past balance sheet asset realisations in strong pricing environments now providing the ability to redeploy equity
- Substantial unspent equity across the platforms (eg MGPA has capacity to acquire in excess of $US10b of assets including leverage)
- Continued and growing relationships with many forms of institutional and retail capital globally
- Continued shift to unlisted equity raisings

Challenge of disappointing listed REIT price performance

- Listed REITs difficult to grow in the short term
- Continued focus on asset management, non core asset disposal and capital management


MACQUARIE






Q&A
Stephen Girdis
Group Head

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts


MACQUARIE






Equity Markets Group
Kim Burke –
Group Head

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts


Business overview
Equity Markets Group
MACQUARIE

Activities	• Equity Products - equity derivative products, sales and trading • Fund Products - hedge fund management and related products • Global equity finance - securities borrowing and lending • Alternative strategies JV - services for hedge fund clients
Customer Segments	• Retail / high-net worth • Inter-bank / corporate • Hedge funds / asset managers
Staff	642
Major Locations	Sydney, Johannesburg, Tokyo, New York, Munich, Singapore, Seoul, London, Hong Kong
Income Contribution	15% (1H08)

Operational highlights
All Divisions continuing to grow

Staff Numbers
Compound growth in staff of 23% over 6 years to FY08E


Permanent staff
Revenue ($A)
FY03
FY04
FY05
FY06
FY07
FY08E

Equity Markets Revenue
Compound growth in revenue of 50% over 6 years to FY08E

MACQUARIE

Operational highlights
Equity Markets Group

- Generally much more challenging business environment in 2H08 compared with extremely favorable market conditions in 1H08
  - Impact of global debt crisis spreading to equity markets
  - Greater uncertainty and equity market volatility, lower demand for equities and equity products
- Nevertheless most businesses continuing to perform well


MACQUARIE
Equity Products Division
Asian structured products volumes are declining

- Equity Products maintaining strong market positions in listed and unlisted products in Australia and Asia


EMG Asia – structured product volumes by month
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Fund Products Division
Strong growth in funds under management

- Funds under management increased 79% to $A2.7b since 1 April 2007
- Funds under risk management increased 19% to $A3.4b in same period
- Fund Products experiencing challenging market conditions in the second half, recent performance has been mixed


7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
$Am
Sep 04 Dec 04 Mar 05 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06 Mar 07 Jun 07 Sep 07 Dec-07
Funds under Risk Management
Funds under Management

Global Equity Finance
Covering more markets and clients

- Global Equity Finance continuing to grow client base and lending volumes, particularly in USA and Europe

EMG – Securities borrowing and lending volumes by month


Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07

Alternative Strategies Division
Volumes continuing to grow

- Alternative Strategies JV continuing to broaden product and service offering, volumes increasing month on month

ASD – Access product volumes by month



Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Looking ahead
Market conditions continue to be challenging

Business Conditions

- Crisis of confidence in debt markets has spread to global equity markets and is likely impact the real economy
- Expecting a period of high equity market volatility followed by declining demand for equities and equity linked products
- Typically these conditions have provided less opportunity for EMG's core businesses
- This will be mitigated by a number of factors
  - — Increased diversity of EMG businesses (YTD 25% of revenue is from asset management or commission income)
  - — Hedge funds so far appear to have weathered the market conditions reasonably well
  - — Predominantly Asian and Australian focus of EMG's business
  - — Strong risk management culture and infrastructure – 35 risk management staff
- Against this, cost growth has been in-line with revenue growth

MACQUARIE

Looking ahead
Revenue diversity and a scalable platform

EMG Strategy

- Build scalable and robust platforms to deliver EMG's products and services to clients globally
- Significantly upgrade back office and IT infrastructure to improve client service, reduce operational risk and substantially reduce per-unit processing costs
- Consolidate support infrastructure across markets and businesses where possible
- Continued focus on new opportunities largely driven by individual Business Units - eg India, Eastern Europe

Equity Products

- Continuing to grow product range and market coverage
- Cross market and cross asset class products increasingly important
- Tailoring of product to market conditions, investor risk appetite
- Continuing development of online capability in Australia


MACQUARIE
Looking ahead
Revenue diversity and a scalable platform

Fund Products

- Increasingly Asian based product offering
- Continue to grow thematic long only retail funds in Asia
- Absolute return funds focusing on enhancing successful flagship offerings
- Leverage the strong performance of Asian Fund of Funds

Global Equity Finance

- Continuing to increase scale in the securities borrowing and lending business
- Continuing to grow capabilities in structured transactions

Alternative Strategies

- Significant investment in platform to accommodate greater transaction volumes, facilitate straight through processing and simplify risk reporting
- Extend market coverage to include emerging Europe, Latin America and South Africa








Q&A
Group Head

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts








Risk Management Group
Nick Minogue –
Group Head

Macquarie Group Limited
Operational Briefing
6 February 2008 – Presentation to Investors and Analysts

Risk at Macquarie

- Long-standing, stable approach to risk over 30 years
- This approach is embedded in business unit management and business ownership of risk
- Seek a clear analysis of the risks before taking decisions, and apply a stress test approach in all risk types
- Stress testing means examining the consequences of worst case outcomes and gaining confidence they could be tolerated
- Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Institutional infrastructure to support this is in Risk Management Group (RMG) and has been growing rapidly (312 staff), but the essence lies in Macquarie Group business management culture
- Approach unchanged in essentials by introduction of the holding company structure
- Additional approval mechanisms introduced to ensure proper process applied in Macquarie Bank Ltd and other regulated subsidiaries

Macquarie's management approach
Freedom within Boundaries

- Within Macquarie's risk framework the aim is to give business heads a high level of entrepreneurial freedom to develop and implement business unit strategy, new products and services, new market initiatives and domestic and international alliances
- Boundaries exist in relation to credit risk, market risk, funding risk, operational risk, regulatory compliance, IT standards and reputation risk
- These areas are tightly controlled because they have implications outside the business
- We call this 'Freedom within Boundaries'
- RMG covers these tightly controlled areas
- Prudential Management is a preoccupation of, and is the responsibility of, all businesses in the Macquarie Group
- Risk management is undertaken by all parts of Macquarie, not just in RMG

Risk Management Group (RMG)

- RMG is independent of all business groups, oversees the Group's prudential processes and reports to the Group Managing Director
- RMG has a responsibility to form an independent judgement on all material risk acceptance decisions on new limits, new investments, new businesses, new products, funds and significant contracts around the Group
- This approach has been more or less unchanged over the history of the Group
- It has not changed in consequence of recent developments such as formation of the holding company or adoption of Basel II
- RMG's role is to ensure that any potential unattractive outcomes have been identified and assessed realistically and that, if losses occur they can be managed, however unattractive
- In addition, RMG assesses the reputation risk which could arise from any failure in the above areas and any failure to meet the expectations of our clients, regulators or stakeholders
- RMG also assesses the aggregate risks to ensure they fit within the Group's economic capital model
- Internal Audit (reporting to both RMG and Board Audit and Compliance Committee) tests design of controls for new products before they are introduced



Risk culture at Macquarie

- We don't seek to predict when markets may turn down, but to manage the business constantly on the basis it could be tomorrow
- Risks assessed on a 'worst case' basis using earnings shock, rather than capital loss, as the yardstick
- All material risk acceptance decisions are independently assessed by RMG
- Risk is top priority for senior managers at Macquarie. This starts with the Managing Director
- Taking risk within limits is acceptable; anything outside limits, whether or not profitable, is a breach
- Senior management encouraged to take long term view. Remuneration regime has been little changed over 30 years. Includes deferral of significant portion of bonus which does not vest for ten years; vesting of options over five years
- Voluntary turnover among the Director Group (representing the 19% most senior staff) is currently around 7.5%
- 9 members of Executive Committee have average tenure at Macquarie of over 20 years


Years of tenure of members of Macquarie's Executive Committee
35
30
25
20
15
10
5
0
Average
AM
RS
AD
NRM
NWM
PM
KB
MC
GW

Risk Management Group staff


Managing Director
Board Audit & Compliance Committee
Risk Management Group
RMG Central
RMG Credit
Credit
Country Risk
Equity
Investments
Data Policy Unit
RMG Prudential, Capital & Markets
Market Risk
Liquidity Risk
Risk & Capital Analysis
Prudential & Regulatory Affairs
RMG Operational Risk
Operational Risk
RMG Compliance
Regulatory Compliance
RMG QAD
Quant. Applications
Internal Audit
Internal Audit

- Group wide perspective, servicing both MGL and MBL
- 312 staff - 202 in Australia, and 110 offshore in London, New York, Seoul, Hong Kong, Singapore, Toronto and Auckland
- Head of RMG is on the Executive Committee
- Extensive risk reporting to every Board meeting
- Outside RMG some 690 staff have a largely risk management role but operate within business groups



Market risk and credit risk

- Significant increase in market risk during 2007
- Increased risk due to increased volume and trading activity, particularly in Asian equities and physical commodities
- Credit losses maintained at low levels over the cycle


Aggregate Market Risk
VAR (1-day 99%)
40.00
20.00
0.00
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08


Net provisions to total Loans, Advances and Leases
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
-0.10%
-0.20%
-0.30%
1992
1993
1994
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



Managing risk and offshore expansion

- Experience of managing a growing business
  - Macquarie has been on a long term growth path
  - Managing growth is part of management's experience
  - Varying structures and methods in response to changes in scale is a familiar task
- Strategic risk management
  - Focus where special value can be added
  - Expansion by adjacency
  - Testing for the relevant competency, use of joint ventures
  - Business commitments usually start small
  - Largely organic growth, selective acquisitions
- Managing growth offshore
  - Compliance, Finance and Risk Management functions based offshore but report centrally to Head Office rather than local management
  - Internal Audit devotes more resources to offshore businesses
  - Frequent senior management visits offshore
  - Large numbers of senior, Macquarie Sydney experienced, staff offshore
  - Controls over payments largely centralised in Sydney



Growth of RMG resources



12,000
10,000
8,000
6,000
4,000
2,000
0
Macquarie-wide Headcount
700
600
500
400
300
200
100
0
Finance & RMG Headcount
2002
2003
2004
2005
2006
2007
Macquarie Headcount
RMG Headcount
Finance Headcount

Basel II Regulatory Capital Impact

- Macquarie Bank has received accreditation from APRA for the Foundation Internal Ratings Based approach to credit risk and the Advanced Measurement Approach to operational risk
- Under Basel II the total credit risk regulatory capital requirement has materially declined
  - risk sensitive Internal Ratings Based approach to credit exposures results in a drop in risk weighted assets by approximately 30%
  - changed treatment of market related contracts results in a reduction in off balance sheet risk weighted assets of around 10%
- This benefit is largely offset by the increase in capital now required for equity risk, the new capital requirements for operational risk and a net increase in Tier 1 capital deductions
- Overall it is not anticipated that Basel II will cause a significant change in total regulatory capital requirements for Macquarie Bank
  - Any reductions in Macquarie Bank's regulatory capital requirements will be limited by the capital floors imposed by APRA for 2008 and 2009 of 10% of Basel I capital



Macquarie's control framework

- Recent events have tested controls in banking institutions
- Markets have been more volatile in recent past, but not beyond historic levels and not beyond levels we plan for
- Few of Macquarie's stress tests have been exceeded. However, we have revised our assessment of correlations between markets as it has become clear that previously unconnected markets may move more closely together
- Trading risk management in Macquarie starts with senior management capability in trading businesses which is a long-standing core business for the Group
- Risk culture in Macquarie remains strong. Controls are well designed, well respected and regularly audited
- No system is infallible but we remain confident that our risk culture and multiple controls are well able to support our trading activity

MACQUARIE

Our success has been sustained

39 year history of profit



Net Profit After Tax $Am
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
69
75
81
87
93
99
'05
MGQ Gains
Profit for 1H08
$m
3
2
1
0
69
71
73
75
77
79

MACQUARIE



Q&A
Nick Minogue –
Group Head

Macquarie Group Limited

Operational Briefing

6 February 2008 – Presentation to Investors and Analysts


MACQUARIE

Glossary

$A	Australian Dollar
$C	Canadian dollar
$HK	Hong Kong dollar
$US / USD	United States Dollar
£	United Kingdom Pound
€	Euro
1H08/1H2008	Half year ended 30 September 2007
1Q08	3 months ended June 2007
2H07/2H2007	Half year ended 31 March 2007
2H08/2H2008	Half year ending 31 March 2008
2Q08	3 months ended 30 Sept 2007
3Q08	3 months ending 31 Dec 07
ADCB	Abu Dhabi Commercial Bank
ADI	Authorised Deposit-taking Institution
AGSM	Australian Graduate School of Management
AIIF	African Infrastructure Investment Fund
AMA	Advanced Measurement Approaches
APRA	Australian Prudential Regulation Authority
ASD	Alternate Strategies Division
ASX	Australian Securities Exchange


MACQUARIE

Glossary



ATM	Automatic Teller Machine
AUD	Australian dollar
AUM	Assets Under Management. Calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflects proportional ownership interest of the fund manager
AVS	Available for sale
bps	basis points
CAGR	Compound Annual Growth Rate
CDO	Collateralised Debt Obligation
CLO	Collateralised Loan Obligation
CMBS	Commercial Mortgage Backed Security
CPS	Converting Preference Shares
DRP	Dividend Reinvestment Plan
DUE	Diversified Utilities and Energy Trusts
DUET	DUET Group
EBITDA	Earnings before interest, taxes, depreciation and amortisation
ECM	Equity Capital Markets
ECP	Euro Commercial Paper
ED	Executive Director
EMG	Equity Markets Group
EUM	Equity Under Management
FI	Financial Intermediaries



Glossary

FIRB	Foreign Investment review Board
FMG	Funds Management Group
FOF	Fund of Funds
FSA	Financial Services Authority UK
FSG	Financial Services Group
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY	Full year
FY08	Full year ending 31 March 2008
GAIF	Goodman Australia Industrial Fund
GBP	Great Britain Pound
GDP	Gross Domestic Product
GIF II / GIF III	Global Infrastructure Fund II / III
HY	Half year
1H	First half
INSEAD	Institut Européen d'Administration des Affaires
IPO	Initial Public Offering
IRR	Internal Rate of Return



Glossary

IT	Information Technology
J-REP	Japanese logistics property company
JV	Joint Venture
KIEF	Kagiso Infrastructure Empowerment Fund
KRW	South Korean Won
KRX	Korea Stock Exchange
LHS	Left hand side
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAp	Macquarie Airports
MBI	Macquarie Bank International
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCQ	Macquarie Capital Alliance Group
MCR	Minimum Regulatory Capital Requirements
MCW	Macquarie CountryWide Trust
MDPF	Macquarie Direct Property Fund
MDT	Macquarie DDR Trust
MEAP	Macquarie Essential Asset Partnership


MACQUARIE

Glossary

MEIF/MEIF II/MEIF III	Macquarie European Infrastructure Fund /Macquarie European Infrastructure Fund II/Macquarie European Infrastructure Fund III
MGA	Macquarie Goodman Asia
MGL	Macquarie Group Limited
MGOP	Macquarie Global Opportunities Partners
MGPA	Macquarie Global Property Advisers
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MMPR / MMPR REIT	Macquarie MEAG Prime REIT
M-NPS REIT	Macquarie NPS REIT
MOF	Macquarie Office Trust
MPR	Macquarie Pro-Logis


MACQUARIE

Glossary



MPT	Macquarie Power & Infrastructure Income Fund
MQG	Macquarie Group Limited
MREEF	Macquarie Real Estate Equity Funds
MWREF	Wholesale Fund - Chinese retail assets
n/a	Not applicable
NOHC	Non-operating holding company
NPAT	Net Profit After Tax
NYSE	New York Stock Exchange
NZ	New Zealand
P&L	Profit and Loss
pcp	Prior corresponding period
PPP	Portfolio Partnerships Program
PV	Present Value
Q&A	Question and Answer
REG	Real Estate Group
REIT	Real Estate Investment Trust
RESF	Real Estate Structured Finance
RHS	Right hand side
RMG	Risk Management Group
RVG	Retirement Villages Group



RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAIF	South Africa Infrastructure Fund
SGX	Singapore Exchange
SIV	Structured Investment Vehicle
TCG	Treasury and Commodities Group
TSE	Tokyo Stock Exchange
UK	United Kingdom
US	United States
USCP	US Commercial Paper
WA	Western Australia
YTD	Year to date


MACQUARIE


Macquarie
Group Limited
Citi 5th Annual Australia & New Zealand
Investment Conference
London 2008

Richard Sheppard –
Deputy Managing Director

10-11 March 2008


MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited (Macquarie).


MACQUARIE

AGENDA

1. Macquarie Group overview
2. Global market conditions
3. Capital and funding
4. Update on Macquarie businesses
5. Current year outlook
6. Appendix I - Earnings drivers
7. Appendix II - Facts on specialist funds
8. Glossary


MACQUARIE

Macquarie Group overview

- Diversified financial services institution
- Providing advisory, funds management, banking and investment services
- Consistent high growth rates since establishment in 1969
- Over 12,000 staff operating in 25 countries
- Top 20 company on the Australian Securities Exchange (ASX:MQG)
- Assets under management: $A228 billion
- Now operating under a non-operating holding company structure with banking and non-banking subsidiaries

12,400 staff in 25 countries
40% outside Australia

MACQUARIE

EUROPE & MIDDLE EAST	ASIA	NORTH AMERICA
1,254 staff	1,923 staff	1,678 staff



Tokyo
Taipei
Hsinchu
Manila
Kuala Lumpur
Jakarta
Sunshine Coast
Brisbane
Perth
Newcastle
Sydney
Canberra
Melbourne
Auckland
Wellington
Christchurch
Vancouver
Seattle
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Boston
New York
Savannah *
Jacksonville
Miami
Town

AFRICA	AUSTRALIA	NEW ZEALAND	SOUTH AMERICA
30 staff	7,378 staff	115 staff	22 staff

As at 31 January 2008

* Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Johannesburg: Macquarie First South, Savannah: Medallist)



Diversified operating income
Income by business segment –
(Half-year to 30 Sep 2007)
MACQUARIE



Capital markets, advisory & securities: 41%[1]
Asset & wealth management: 27%[1]
Infrastructure, real estate and other specialist funds
Retail and wholesale funds management and private client broking
Mergers and acquisitions, advisory, underwriting and principal transactions
Commodities
FX, futures, treasury and debt markets
Institutional cash equities
Financial products
Banking and securitised lending
Equipment and other leasing
Equity derivatives
Lending: 9%[1]
Real estate lending
Other lending
Financial markets: 23%[1]

1 Represents the percentage contribution to total income. Half-year to 30 September 2007

Growth record

Profit



CAGR to 31 Mar 07:
— 5 year: 42%
— 10 year: 29%
1H08: +45% on pcp to $A1.06b
$Am
1,600
1,400
1,200
1,000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 1H08

Earnings per share



Ac
CAGR to 31 Mar 07:
— 5 year: 35%
— 10 year: 23%
1H08: +34% on pcp to $A4.02
600
500
400
300
200
100
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 1H08

Dividends per share



Ac
CAGR to 31 Mar 07:
— 5 year: 28%
— 10 year: 22%
Special
1H08: +16% on pcp to $A1.45
300
200
100
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 1H08

Assets under management



$Ab
Securities wholesale
Securities retail
Other specialist
Real estate
Infrastructure
$A228b
250
200
150
100
50
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Sep-07 Dec-07



Income growth across regions

■ 1H ■ 2H

Australia



• 5 year CAGR to 31 Mar 07: 23%
$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
+9% on pcp
2003 2004 2005 2006 2007 1H08

Asia Pacific



• 5 year CAGR to 31 Mar 07: 59%
$Am
2500
2000
1500
1000
500
0
+96% on pcp
2003 2004 2005 2006 2007 1H08

Europe, Africa, Middle East



• 5 year CAGR to 31 Mar 07: 55%
$Am
2500
2000
1500
1000
500
0
+55% on pcp
2003 2004 2005 2006 2007 1H08

Americas



• 5 year CAGR to 31 Mar 07: 61%
$Am
2500
2000
1500
1000
500
0
+57% on pcp
2003 2004 2005 2006 2007 1H08

* Excludes earnings on capital and other corporate items.



Management update

- Allan Moss will retire after 15 years as Managing Director and CEO and more than 30 years with Macquarie, effective 24 May 2008 (post FY08 results)
- Nicholas Moore appointed as Macquarie's new Managing Director and CEO
  - With Macquarie for more than 20 years
  - Successfully built the Investment Banking business (now Macquarie Capital), the contributor of the majority of Macquarie Group income
  - Member of the Executive Committee for more than 10 years with vast experience across the Macquarie Group
  - Advised no plans for any major change to strategy
- Michael Carapiet to succeed Nicholas Moore as Head of Macquarie Capital
- No other changes to senior management team


MACQUARIE


Global market conditions

Global market conditions

- **Credit markets**
  - Investor sentiment still weak
  - International short term funding markets have improved in some areas
  - Australian short term markets continue to function normally
  - Global term funding markets, including the securitisation market, remain very challenging
  - Most funding at significantly higher cost than pre-August 2007
- **Equity markets**
  - As foreshadowed at November result announcement, equity markets are being impacted. This has especially affected listed real estate funds and financials
  - Volumes remain relatively good in Asia and Australia, although down from highs of 2nd half calendar 2007



Global market conditions

- **Investment banking**

  Asia

  - Continued growth in Asian M&A volumes
  - Credit crisis has impacted Asian debt markets through the operations of US and European banks
  - Strong ECM volumes in 2007, strong pipeline for 2008 though expect some delay in some deals coming to market

  Europe & North America

  - M&A activity in Europe and North America depressed
  - European ECM market has barely re-opened post Christmas

  Australasia

  - M&A – Strong corporate balance sheets and resources boom continue to drive takeover activity
  - Financing support available for good assets and relationship clients
  - Recent market volatility expected to impact ECM volumes negatively in the short term

Global market conditions

- **Global real estate**
  - Credit squeeze has accelerated a repricing of risk in a number of markets
  - Refinancing risks in some markets
  - Sharp decline in almost all global listed real estate markets. Many now priced well below reported net asset values
  - Asset price reductions in some markets, more evidence in UK than US. No evidence of lower prices in Australia. Evidence of continued increases in Asia
  - Continued demand from institutional investors for quality real estate investments, although at present waiting for some evidence of financial and real estate market stabilisation


MACQUARIE


Capital and
Funding



Regulatory capital position

- Macquarie remains well positioned to fund growth and to capitalise on suitable strategic opportunities in the current environment



Macquarie Group Limited – Regulatory Capital Position (31 December 2007)
Minimum Capital Requirement
Buffer for Volatility
Growth and Strategic Flexibility
Regulatory Capital Position
MBL Group
Non-ADI Group
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$Ab



Liquidity and funding

- Well funded
- Key principles:
  - Conservative approach
  - Diversity of funding sources is a key objective of the Group's liquidity approach including diversity by product, geography, tenor and currency
  - Concentration limits to ensure a good spread of maturing liabilities
  - Continue to operate normally for a period of 1 year with limited access to funding markets
- Cash and liquid securities are significantly above normal liquidity levels
- Term funding programmes in place
  - MQG raised $A9b in term funding via a Senior Credit Facility
  - Average credit spread across the facility approx. 50 bps
  - MQG and MBL also have debt programmes in place to access the key capital markets in Europe, Asia and the US


MACQUARIE


Update on
Macquarie
businesses


Key points
MACQUARIE

- Macquarie remains:
  - Very profitable
  - Well capitalised, and
  - Well funded
- No unusual trading exposures
- No unusual concerns with credit quality
- Commitment to strategic alignment with investors through investments in Macquarie-managed funds
  - Total market value of positions in listed specialist funds (includes infrastructure and real estate) and listed fund managers now broadly in line* with book value
  - However, market value of most positions in listed real estate funds currently well below book value following recent substantial price declines. Prices of listed REITs trading at substantial discount to net asset backing

*At 29 February 2008, market value of positions in listed specialist funds and listed fund managers was approx $190m above book value



Key points (contd.)

- Continued strong market shares
- Geographic diversity
- Funding costs have increased
- Dividend policy unchanged: 50-60% target annual payout ratio
- Remain well placed for growth in the medium term
- Identifying opportunities currently
- Taking strategic growth initiatives



Update on Macquarie businesses

- All Groups operating profitably, although provision on investments in real estate funds to be assessed as part of year-end reporting process
- **M&A** – reasonable volumes and pipeline in Asia and Australia
- **ECM** – lower volumes in Australia, good volumes in Asia and Canada. Reasonable pipeline over next 12 months despite short-term impact of equity market volatility
- **Foreign exchange and commodity businesses** – benefiting from volatility, good client flows
- **Equity derivatives** – experiencing quieter markets in Australia and Asia due to volatility
- **Debt markets** – quiet, mortgages securitisation market closed
- **Institutional cash equities** – continued good volumes in Australia and Asia though lower than 2nd half calendar 2007
- **Retail broking** – reasonable volumes though down from 2nd half calendar 2007
- Increased funding costs
- Continued specialist fund raisings, particularly for unlisted international funds

Update on Macquarie businesses

- **Real Estate** - challenging REIT market conditions but assets in funds operating soundly with high occupancy and strong lease profile
- **Merger of Financial Services and Banking and Securitisation Groups** – to enhance services to retail clients
- **Wind-back of Australian residential mortgages origination services**
  - Will substantially reduce origination of new residential mortgages in Australia
  - Decision made due to significant increase in cost of funding mortgages and current conditions in the global mortgage securitisation market
  - Will continue to provide full service to existing customers
  - Represented less than one percent of Macquarie Group profits in FY07
  - No material financial impact
  - Portfolio has no sub-prime exposure, low default rates and good credit quality
- **Authorised by FSA Feb 2008 to conduct banking activities in UK and Europe**


MACQUARIE

No unusual trading exposures

- Main business focus is making returns by providing services to clients rather than by principal trading
- No material exposures not already known to investors
- No problem trading exposures
- No material problem credit exposures
- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No debt underwritings
- Only modest holdings of highly rated debt instruments
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- Well funded – cash and liquid securities currently over 3 times normal liquidity levels

Specialist fund raisings supported by international investors

- $A5b raised over 3 months to 31 Dec 2007
- 62% from international investors and 99% into unlisted funds or syndicates
- Current funds available for investment:
  - MacCap Funds: $A6b
  - Real Estate Funds: $A3.3b
- New fund pipeline:
  - Macquarie European Infrastructure Fund III
  - Macquarie Infrastructure Partners II (North America)
  - Macquarie Global Opportunities Partners (Private Equity)
  - ADCB Macquarie Infrastructure Fund (Middle East)
  - Macquarie Special Situations Fund
  - Macquarie India Infrastructure Opportunities Fund
  - Macquarie Renaissance Infrastructure Fund (Russia)
  - Unlisted real estate funds
- Underlying assets continue to perform well
- Refinancings continue to be completed on reasonable terms


MACQUARIE


Current year
outlook

MACQUARIE

Current year outlook (Year to 31 March 2008)

- Expect FY08 result of approximately $A1.8b which, if achieved, would be well up on the prior year result of $A1.46b and a record result
  - Achieving this result remains subject to market conditions which remain volatile. In particular, we note that listed REIT prices have significantly deteriorated since February Operational Briefing*
- Remain well placed overall due to:
  - Diversification by geography, business and product
  - Committed quality staff
  - Well funded
  - Strong capital base providing ability to capture strategic initiatives

*Operational Briefing to analysts and investors – 6 February 2008



MACQUARIE

2008 Investor Relations calendar

- **20 May:** Full-year result announcement for period ending 31 Mar 2008
- **Early June:** US Operational Briefing
- **23 July:** Annual General Meeting
- **18 November:** Half-year result announcement for period ending 30 Sep 2008


MACQUARIE


APPENDIX I
Earnings drivers

Extract from interim result announcement for half-year to 30 September 2007

Operating income
38% increase on pcp to $A4.7b (Half-year to 30 Sep 07)


$Am
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Goodman Group gains
Asset & equity investment and other income
Interest income
Trading income
Fee and commission income
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

Fee and commission income
48% increase on pcp to $A2,478m
(Half-year to 30 Sep 07)



$Am
1,000
900
800
700
600
500
400
300
200
100
0
Sep 2006
Mar 2007
Sep 2007
Base fees
Performance fees
M&A, Advisory and Underwriting
Brokerage and Commissions
Wrap and Other Administration Fee Income
Financial Products
Banking, Lending & Securitisation
Other fee and commission income



Funds management income

- AUM up 46% on pcp to $A224b; base fees up 49% on pcp to $A477m
- Performance fees significantly up on pcp to $A169m



AUM & Base fees
AUM ($Ab)
Base Fees ($Am)
Infrastructure
Real estate
Other specialist
FSG/FMG - retail
FSG/FMG - wholesale
Base fees
250
200
150
100
50
0
500
400
300
200
100
0
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07



Performance fees
$Am
200
180
160
140
120
100
80
60
40
20
0
Infrastructure
Real estate
Other specialist
FSG/FMG
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07



Net trading income 60% increase on pcp to $A895m (Half-year to 30 Sep 07)

- Net trading income before adjusting for accounting impacts up 60% on pcp
  - Global equity markets indices reported strong growth, particularly in Asia
  - Increased volatility levels across many markets driving higher volumes
    - Australian equity products contribution well up on pcp
    - Asia equity products contribution strongly up on pcp
    - Commodities markets: strong demand for structured products
    - FX volumes well up on pcp
  - Strong growth in revenue from European equity derivative products
  - Interest rate products up on pcp but, more recently, adversely impacted by credit market turmoil
- Accounting impacts:
  - Accounting for interest rate swaps: reported as trading income; need to consider with interest income

	Sep 07 $Am	Mar 07 $Am	Sep 06 $Am	pcp
Equity Markets	593	404	361	64%
Commodities	132	177	118	12%
Foreign exchange products	95	70	50	90%
Interest rate products	75	82	30	150%
Total Trading Income *(before adjusting for accounting impacts)*	**895**	**733**	**559**	**60%**
Revaluation of derivatives instruments	*3*	*(40)*	*(21)*	*(114)%*
Accounting for swaps	*(55)*	*(102)*	*(82)*	*(33)%*
Net Trading Income *(as reported)*	**843**	**591**	**456**	**85%**



Net interest income 86% increase on pcp to $A468m (Half-year to 30 Sep 07)

	Sep 2007			FY2007		
	Interest $Am	Average Volume $Ab	Spread %	Interest $Am	Average Volume $Ab	Spread %
Mortgage assets	58	25,559	0.45	116	22,248	0.52
Loan assets	298	26,437	2.25	495	19,607	2.52
Trading assets and other securities	18			104		
Funding cost of asset and equity investments[1]	(198)			(335)		
Net earnings on capital after funding of other non-interest bearing assets	292			164		
Total	**468**			**544**		

Loan Assets (excluding securitised mortgages)


$Ab
30
25
20
15
10
5
0
Sep 2006
Mar 2007
Sep 2007
Real estate
Mortgages
Margin lending & equities lending
Banking
Treasury & Commodities
Macquarie Capital Finance: Leasing
Macquarie Capital Finance: Other
Clearing houses
Other lending

- Mortgage portfolio average volume up 22%; loan portfolio average volume up 53%
- Increased funding cost on larger equity investments
- Capital raised in May 2007 and lower net non-interest bearing assets leads to increased net earnings on capital

1 A notional funding cost calculated based on average month-end balances of equity investments and applying the average bank bill swap rate for the period.



Net income from asset & equity investments and other transactions

	Sep 07 $Am	Mar 07 $Am	Sep 06 $Am
Asset & equity investment income			
Profit on disposal of assets and equity investments	687	664	434
(Boart Longyear, Macquarie New York Parking (Icon Parking), Taiwan Broadband Communications, Moto International Holdings, ConnectEast Group, Macquarie ProLogis Management, ATM Solutions, Peterborough Hospital, Macquarie-IMM, etc)			
Gain on sale of Goodman Group	-	-	302
Other income from equity investments			
Dividends, distributions and equity accounting income	133	189	137
(MAp, MCW, MIIF, MMG, MMPR, MOF, etc)			
Net income from businesses held for resale	(3)	8	33
Other	49	46	53
Sub-total (as reported)	**866**	**907**	**959**
Funding cost of asset & equity investments[1]	(198)	(177)	(158)
Net income from asset and equity investments and other transactions	**668**	**730**	**801**

1 A notional funding cost calculated based on average month-end balances of equity investments and applying the average bank bill swap rate for the period.









APPENDIX II
Facts on specialist funds

Facts on specialist funds

MACQUARIE

- **Investment discipline**
  - Macquarie Capital Funds has delivered a compound annual return of 19% since inception 13 years ago[1]
  - Real Estate Funds listed property trusts have delivered a compound annual return of 15% over the past 10 years, outperforming most major global REIT indices[2]
  - Many more assets reviewed and rejected than acquired and request to lift offer price frequently declined
  - Assets purchased by funds
    - Macquarie Capital Funds – less than 5% by value of assets purchased during 1H08 were purchased from MBL
    - Real Estate Funds – less than 16% by value of assets purchased during 1H08 were purchased from MBL
- **Income from specialist funds**
  - Approx 8.5%[3] of operating income derived from Macquarie Capital Funds and Real Estate Funds base and performance fees
  - Approx 7.5%[3] of operating income derived from advisory and underwriting fees paid by Macquarie Capital Funds and Real Estate Funds (including joint venture managed funds)
  - Approx 4.5%[3] of operating income derived from sale of assets from MBL to Macquarie Capital Funds and Real Estate Funds

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 30 Sep 2007 (listed funds as at 30 Sep 2007, unlisted funds and managed assets as at 30 Jun 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates on the date of listing for listed funds, first close for unlisted funds and financial close for managed assets

2 Accumulated return on the Macquarie LPTs is calculated assuming that an investor acquired an initial portfolio on 31 March 1997 (weighted by market capitalisation at that date) and then participated (pro rata) in every capital raising undertaken by each Macquarie LPT over the period shown. Macquarie LPTs currently included in the index are MOF, MCW, MLE, MDT, MPR. Source: Macquarie Real Estate as at 30 September 2007.

3 Half-year ended 30 Sep 2007







Facts on specialist funds

MACQUARIE

- **Sale of assets**
  - Majority of funds - general policy to be long-term owners of assets
  - Asset prices on material sales to third parties have in all cases equalled or exceeded directors' valuations
    - 11 Macquarie Capital Funds[1] assets realised between 1994 and 2007 for a combined EV of $A13b to unrelated third parties, sale proceeds realising 2.1 x equity invested, and a weighted average compound annual return of 21% p.a.
  - Sale between funds nominal
    - Macquarie Capital Funds: no fund to fund asset acquisitions completed during 1H08[2]
    - Real Estate Funds: over 70 assets acquired in 1H08, with only five assets fund to fund (on windup of closed end syndicate to an open ended fund, approved by unitholders)
    - Subject to rigorous independent valuation and review process
- **Valuations**
  - Conservative compared to average analyst valuations and equity partner valuations

1. Formerly Investment Banking Funds
2. Macquarie International Infrastructure Fund has agreed to sell a 100% interest in TanQuid (German oil and chemical storage business) and a 3.2% interest in Brussels Airport to other Macquarie managed funds, expected to be completed in 2H08.

Facts on specialist funds

- **Gearing**
  - All funds have their own sources of funding – asset and fund debt is non-recourse to Macquarie
  - Macquarie Capital Funds:
    - Predominantly essential or privileged assets with highly predictable, long term revenue streams
    - Appropriately geared – 57% average gearing across assets managed by funds
    - Macquarie funds often invest alongside independent third party investors in infrastructure assets
    - Asset debt provided by international syndicates of leading lenders after extensive due diligence
  - Real Estate Funds:
    - Conservatively geared - less than 50% average gearing of assets managed by Real Estate Funds



Glossary

1H08/1H2008	Half year ended 30 September 2007
1Q08	3 months ended June 2007
2H07/2H2007	Half year ended 31 March 2007
2H08/2H2008	Half year ending 31 March 2008
2Q08	3 months ended 30 Sept 2007
3Q08	3 months ending 31 Dec 07
ADCB	Abu Dhabi Commercial Bank
ADI	Authorised Deposit-taking Institution
AIIF	African Infrastructure Investment Fund
APRA	Australian Prudential Regulation Authority
ASX	Australian Securities Exchange
AUD	Australian dollar
AUM	Assets Under Management. Calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflects proportional ownership interest of the fund manager
CAGR	Compound Annual Growth Rate
DRP	Dividend Reinvestment Plan
ECM	Equity Capital Markets
EMG	Equity Markets Group
EUM	Equity Under Management
FMG	Funds Management Group
FSG	Financial Services Group
FUA	Funds Under Administration
FUM	Funds Under Management
FY	Full year

Glossary

FY08	Full year ending 31 March 2008
HY	Half year
1H	First half
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCW	Macquarie CountryWide Trust
MEIF/MEIF II/MEIF III	Macquarie European Infrastructure Fund /Macquarie European Infrastructure Fund II/Macquarie European Infrastructure Fund III
MGL	Macquarie Group Limited
MGOP	Macquarie Global Opportunities Partners
MGPA	Macquarie Global Property Advisers
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MMG	Macquarie Media Group
MMPR / MMPR REIT	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MQG	Macquarie Group Limited
NOHC	Non-operating holding company
NPAT	Net Profit After Tax
pcp	Prior corresponding period
REG	Real Estate Group
REIT	Real Estate Investment Trust
TCG	Treasury and Commodities Group
YTD	Year to date


MACQUARIE

Contacts

Richard Nelson

Head of Investor Relations

Email: richard.nelson@macquarie.com

Phone: +61-2-8232-5008

Jenny Kovacs

Associate Director, Investor Relations

Email: jenny.kovacs@macquarie.com

Phone: +61-2-8232-3250

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	15,000 @ $61.79 1,666 @ $63.33 7,000 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,666 on 06/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,455,931	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,971,243	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,000 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,000 on 08/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,457,931	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,969,243	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

12 February 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 8 February 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 8 February 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of appointment	5 February 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 659,592 Macquarie Group Limited ("MQG") fully paid ordinary shares;
- 48,334 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.26 per option expiring on 23 August 2009;
- 170,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010;
- 160,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011;
- 154,400 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012;
- 2,662,570 Macquarie Airports ("MAP") stapled securities;
- 526,913 Macquarie Capital Alliance Group ("MCAG") stapled securities;
- 259,867 Macquarie Communications Infrastructure Group ("MCIG") stapled securities;
- 483,674 Macquarie Global Infrastructure Fund (B) ordinary units;
- 108,356 Macquarie Global Infrastructure Fund (D) ordinary units;
- 2,373,008 Macquarie Media Group ("MMG") stapled securities;
- 5,000,000 Macquarie Reflexion Trusts June 2006 – Macquarie Financial

+ See chapter 19 for defined terms.

Products Management Limited units;
- 50,000 Macquarie Nine Film & Television Investment Fund (Macquarie Financial Products Management Limited) ordinary shares;
- 50 Macquarie Timber Land Trust 2004 (Macquarie Alternative Assets Management Ltd) units;
- 75 Macquarie Timber Land Trust 2006 (Macquarie Financial Products Management Ltd) units.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest	• 370,718 MQG shares; • 649,944 Macquarie Infrastructure Group ("MIG") stapled securities; and • 200,000 Macquarie Technology Fund 1A ordinary shares.
• Securities held by Venamay Pty Limited as trustee for the Divco 11 Unit Trust, of which Nicholas Moore is a beneficiary	• 64,177 Macquarie Global Infrastructure Fund (B) units; and • 14,377 Macquarie Global Infrastructure Fund (D) units.
• Securities held by Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest	• 250,504 MIG stapled securities; and • 1,267,217 MAP stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustuee for The Moore Family Trust, of which Nicholas Moore is a beneficiary	• 475,102 MCAG stapled securities; and • 584,424 MMG stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustee for The Moore Superannuation Fund, of which Nicholas Moore is a beneficiary	• 2,000,000 Macquarie Global Infrastructure Fund III (B) (Macquarie Specialised Asset Management 2 Limited) units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

12 February 2008

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


SEC Mail
Mail Processing
Section
MAR 24 2008
Washington, DC
106

12 February 2008



MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 December 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 5,793 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202); and
- 1,000 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 3,000 options exercisable at $33.95 each and expiring on 22 January 2009 (MQG0249);
- 5,000 options exercisable at $32.48 each and expiring on 9 February 2009 (MQG0255);
- 3,166 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 4,932 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 1,000 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 1,666 options exercisable at $44.88 each and expiring on 8 December 2009 (MQG0280);
- 4,166 options exercisable at $49.47 each and expiring on 8 February 2010 (MQG0289);
- 17,927 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);

- 4,166 options exercisable at $62.13 each and expiring on 8 August 2010 (MQG0306); and
- 1,500 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339).

Also, on 11 January 2008, 24,290 fully paid ordinary shares were issued at a price of $70.39 each under the Macquarie Group Employee Share Plan.

Also, on 30 January 2008, 1,665,095 fully paid ordinary shares were issued at a price of $68.38 each via the dividend reinvestment plan.

Thus, as at 31 January 2008 the number of issued fully paid ordinary $1.00 shares was 274,432,265.

During the period 1 January to 31 January 2008 (inclusive), the following new options have been issued:

- 70,000 options exercisable at $72.27 each and expiring 8 January 2013 (MQG0392); and
- 149,000 options exercisable at $64.40 each and expiring 22 January 2013 (MQG0393).

During the period 1 January 2008 to 31 January 2008 (inclusive), the following options have lapsed unexercised:

- 500 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 1,600 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 1,668 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 1,668 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 3,334 options exercisable at $49.18 each and expiring on 23 May 2010 (MQG0298);
- 3,334 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 16,685 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 43,150 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 4,000 options exercisable at $94.48 each and expiring on 22 May 2012 (MQG0372);
- 13,030 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);

- 1,500 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 4,000 options exercisable at $82.37 each and expiring on 22 October 2012 (MQG0388);

Also, in the notification to ASX on 14 December 2007 of the position as at 30 November 2007 it was stated that the following options were exercised:

- Nil options exercisable at $30.26 each and expiring 12 December 2008 (MQG0216); and
- 126,588 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305).

In fact, the following options were exercised:

- 10,834 options exercisable at $30.26 each and expiring 12 December 2008 (MQG0216); and
- 115,754 options exercisable at $63.34 each and expiring 1 August 2010 (MQG0305).

The number of options on issue at 31 January 2008 was 39,007,474 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 31 January 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0187	3,334	$24.98	14/07/2008
MQG0190	1,668	$24.49	27/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,310,500	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	170,711	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	2,670	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0221	5,000	$22.22	24/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0235	5,000	$33.99	21/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0252	3,336	$33.45	09/02/2009
MQG0253	5,002	$33.45	09/02/2009
MQG0254	9,170	$33.45	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	20,004	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	703,643	$33.11	22/07/2009
MQG0268	1,490,939	$32.75	09/08/2009
MQG0269	1,316,816	$32.26	23/08/2009

Listing of Macquarie Group Limited Options

As at 31 January 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0270	1,668	$30.67	23/08/2009
MQG0271	445,321	$34.60	08/09/2009
MQG0272	80,110	$35.28	22/09/2009
MQG0273	116,080	$36.99	08/10/2009
MQG0274	44,667	$39.64	22/10/2009
MQG0275	52,723	$40.81	08/11/2009
MQG0276	68,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,554	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	69,224	$60.41	08/07/2010
MQG0304	20,000	$63.42	22/07/2010
MQG0305	7,467,346	$63.34	01/08/2010
MQG0306	19,166	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	61,666	$63.33	22/08/2010
MQG0309	69,534	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010

Listing of Macquarie Group Limited Options

As at 31 January 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0315	2,360	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	44,000	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010
MQG0320	57,500	$70.60	22/11/2010
MQG0321	67,834	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,833	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	72,900	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	87,000	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	75,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,675,652	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	190,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011

Listing of Macquarie Group Limited Options

As at 31 January 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0357	57,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	76,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	64,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	76,000	$90.83	23/07/2012
MQG0378	57,000	$73.86	08/08/2012
MQG0379	10,347,834	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	71,000	$68.06	22/08/2012
MQG0382	99,190	$71.41	10/09/2012
MQG0383	159,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	74,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	58,000	$77.55	22/11/2012
MQG0390	385,400	$79.38	10/12/2012
MQG0391	85,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
	39,007,474		

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,000 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,000 on 14/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,460,931	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,040,424	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Form 605
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Macquarie Group Limited (MQG)**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 12 February 2008

The previous notice was given to the company on 23 November 2007

The previous notice was dated 23 November 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
12/02/08	Barclays Group *see Annexure A*	Reduction in voting power	Average price $73.39	Ordinary (1,417,369)	(0.61)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43,225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

14 February 2008
Date

This is "Annexure A" of 1 page referred to in Form 605
Notice of ceasing to be a substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Bank Trust Company Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

____
Company Secretary
Barclays Global Investors Australia

14 February 2008
Date

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,133
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,000 @ $28.74 1,133 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,133 on 15/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,464,064	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,037,291	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $33.45
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,668 on 18/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,465,732	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,035,623	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	12 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; • Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Moore & Moore Investments Pty Limited, as trustee for the Moore Family Trust, of which Nicholas Moore is a beneficiary.
Date of change	14 February 2008
No. of securities held prior to change	• 259,867 Macquarie Communications Infrastructure Group ("MCIG") stapled securities held by Venamay Pty Limited (previously reported as being held directly by Nicholas Moore); • 2,373,008 Macquarie Media Group ("MMG") stapled securities held by Nicholas Moore; • 584,424 MMG stapled securities held by Moore & Moore Investments Pty Limited; • 649,944 Macquarie Infrastructure Group ("MIG") stapled securities held by Venamay Pty Limited; and • 250,504 MIG stapled securities held by Divco 11 Pty Limited.

+ See chapter 19 for defined terms.

Class	• MCIG stapled securities; • MMG stapled securities; and • MIG stapled securities.
Number acquired	• 12,416 MCIG stapled securities acquired by Venamay Pty Limited; • 158,927 MMG stapled securities acquired by Nicholas Moore; • 39,141 MMG stapled securities acquired by Moore & Moore Investments Pty Limited; and • 21,502 MIG stapled securities acquired by Venamay Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $4.8140 per MCIG stapled security; • $3.6582 per MMG stapled security; and • $3.022722 per MIG stapled security.
No. of securities held after change	• 272,283 MCIG stapled securities held by Venamay Pty Limited; • 2,531,935 MMG stapled securities held by Nicholas Moore; • 623,565 MMG stapled securities held by Moore & Moore Investments Pty Limited; • 671,446 MIG stapled securities held by Venamay Pty Limited; and • 250,504 MIG stapled securities held by Divco 11 Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities allotted pursuant to the Distribution Reinvestment Plans

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

G:\CAG\COS\DLeong\BRD\ASX notices\MOORE\nwm18022008.doc

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 18 February 2008

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE

ACMA Board to consider Director reappointment

SYDNEY, 19 February 2008 – Macquarie Group Limited (Macquarie) advises that Nicholas Moore has temporarily stepped down today as a Voting Director of Macquarie pending the approval by the Australian Communications and Media Authority (ACMA) of his reappointment as a Voting Director under the Broadcasting Services Act (Act).

ACMA approval is necessary given Macquarie's role as manager of and significant investor in Macquarie Media Group (MMG). Mr Moore has already been approved as a Director of MMG under the Act. However, Macquarie has been advised that separate ACMA approval is required for all holding companies, including Macquarie.

ACMA had previously approved Mr Moore being appointed as a Director of any of the Macquarie Group companies deemed to control MMG. This approval expired on 31 January 2008.

Mr Moore was appointed as a Voting Director of Macquarie on 5 February 2008 at the same time as he was appointed, effective 24 May 2008, as the new Chief Executive Officer and Managing Director of Macquarie.

Macquarie Chairman David Clarke said: "This necessity for Nicholas to step down temporarily from the Board of Macquarie has arisen due to an oversight. Following receipt of ACMA's approval, Nicholas will be reappointed to the Board as a Director."

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications +612 8232 4102
Richard Nelson, Macquarie Group Investor Relations +612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5


SEC Mail
Mail Processing
Section
MAR 24 2008
Washington, DC
106

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,632
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	300 @ $28.74 3,332 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,632 on 20/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,469,364	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,001,818	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	5 December 2007 but 5 October 2007 re: Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	14 February 2008
No. of securities held prior to change	• 113,315 MIG stapled securities held directly by Peter Kirby; and • 42,800 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities.
Number acquired	3,749 MIG stapled securities acquired by Peter Kirby
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.022722 per stapled security
No. of securities held after change	• 117,064 MIG stapled securities held directly by Peter Kirby; and • 42,800 MIG stapled securities held by Bayete Pty Limited.

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk21022008.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to the Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 February 2008

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk21022008.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	5 December 2007 but 5 October 2007 re: Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	14 February 2008
No. of securities held prior to change	• 113,315 MIG stapled securities held directly by Peter Kirby; and • 42,800 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities.
Number acquired	3,749 MIG stapled securities acquired by Peter Kirby
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.022722 per stapled security
No. of securities held after change	• 117,064 MIG stapled securities held directly by Peter Kirby; and • 42,800 MIG stapled securities held by Bayete Pty Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to the Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 February 2008

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk21022008.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 on 21/02/08

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,474,364	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,996,818	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	103
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	103 @ $68.38
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued under the Dividend Reinvestment Plan for the ordinary interim dividend paid on 30/01/2008. These shares are in addition to those shares issued under the Dividend Reinvestment Plan on 30/01/2008.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	103 on 22/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,474,467	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,996,818	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


MAR 24 2008
Washington, DC
106

MACQUARIE

ASX/Media Release

REAPPOINTMENT OF VOTING DIRECTOR

SYDNEY, 22 February 2008 – Further to the ASX/Media release of 19 February 2008, Macquarie Group Limited (Macquarie) advises that Nicholas Moore has been reappointed as a Voting Director of Macquarie after receiving approval from the Australian Communications and Media Authority (ACMA) for his appointment under the Broadcasting Services Act.

Mr Moore's reappointment is effective immediately.

Mr Moore was appointed as a Voting Director of Macquarie on 5 February 2008 at the same time as he was appointed, effective 24 May 2008, as the new Chief Executive Officer and Managing Director of Macquarie. Mr Moore temporarily stood down as Director on 19 February pending ACMA's approval of his reappointment.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


SEC Mail
Mail Processing

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 on 25/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,479,467	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,990,152	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

25 February 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 22 February 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.018%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 22 February 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com


Mail Processing
Section
MAR 24 2008
Washington, DC
106

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Nicholas William Moore
Date of last notice	18 February 2008
Date that director ceased to be director	19 February 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 659,592 Macquarie Group Limited ("MQG") fully paid ordinary shares;
- 48,334 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.26 per option expiring on 23 August 2009;
- 170,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010;
- 160,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011;
- 154,400 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012;
- 2,662,570 Macquarie Airports ("MAP") stapled securities;
- 526,913 Macquarie Capital Alliance Group ("MCAG") stapled securities;
- 483,674 Macquarie Global Infrastructure Fund (B) ordinary units;
- 108,356 Macquarie Global Infrastructure Fund (D) ordinary units;
- 2,531,935 Macquarie Media Group ("MMG") stapled securities;
- 5,000,000 Macquarie Reflexion Trusts June 2006 units (Macquarie Financial Products Management Limited);
- 50,000 Macquarie Nine Film & Television Investment Fund (Macquarie Financial Products Management Limited) ordinary shares;
- 50 Macquarie Timber Land Trust 2004 (Macquarie Alternative Assets Management Ltd) units; and
- 75 Macquarie Timber Land Trust 2006 (Macquarie Financial Products Management Ltd) units.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 370,718 MQG shares; • 272,283 Macquarie Communications Infrastructure Group ("MCIG") stapled securities; • 671,446 Macquarie Infrastructure Group ("MIG") stapled securities; and • 200,000 Macquarie Technology Fund 1A ordinary shares.
• Securities held by Venamay Pty Limited as trustee for the Divco 11 Unit Trust, of which Nicholas Moore is a beneficiary;	• 64,177 Macquarie Global Infrastructure Fund (B) units; and • 14,377 Macquarie Global Infrastructure Fund (D) units.
• Securities held by Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 250,504 MIG stapled securities; and • 1,267,217 MAP stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustuee for The Moore Family Trust, of which Nicholas Moore is a beneficiary;	• 475,102 MCAG stapled securities; and • 623,565 MMG stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustee for The Moore Superannuation Fund, of which Nicholas Moore is a beneficiary.	• 2,000,000 Macquarie Global Infrastructure Fund III (B) (Macquarie Specialised Asset Management 2 Limited) units.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

21 February 2008

+ See chapter 19 for defined terms.

G:\CAG\COS\DLeong\BRD\ASX notices\MOORE\NWM 3Z 21022008.doc

File Number: 82-34740

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of appointment	22 February 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 659,592 Macquarie Group Limited ("MQG") fully paid ordinary shares;
- 48,334 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.26 per option expiring on 23 August 2009;
- 170,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010;
- 160,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011;
- 154,400 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012;
- 2,662,570 Macquarie Airports ("MAP") stapled securities;
- 526,913 Macquarie Capital Alliance Group ("MCAG") stapled securities;
- 483,674 Macquarie Global Infrastructure Fund (B) ordinary units;
- 108,356 Macquarie Global Infrastructure Fund (D) ordinary units;
- 2,531,935 Macquarie Media Group ("MMG") stapled securities;
- 5,000,000 Macquarie Reflexion Trusts June 2006 units (Macquarie Financial Products Management Limited);
- 50,000 Macquarie Nine Film & Television Investment Fund (Macquarie Financial Products Management Limited) ordinary shares;
- 50 Macquarie Timber Land Trust 2004 units (Macquarie Alternative Assets Management Ltd); and

+ See chapter 19 for defined terms.

- 75 Macquarie Timber Land Trust 2006 units (Macquarie Financial Products Management Ltd).

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 370,718 MQG shares; • 272,283 Macquarie Communications Infrastructure Group ("MCIG") stapled securities; • 671,446 Macquarie Infrastructure Group ("MIG") stapled securities; and • 200,000 Macquarie Technology Fund 1A ordinary shares.
• Securities held by Venamay Pty Limited as trustee for the Divco 11 Unit Trust, of which Nicholas Moore is a beneficiary;	• 64,177 Macquarie Global Infrastructure Fund (B) units; and • 14,377 Macquarie Global Infrastructure Fund (D) units.
• Securities held by Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 250,504 MIG stapled securities; and • 1,267,217 MAP stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustuee for The Moore Family Trust, of which Nicholas Moore is a beneficiary;	• 475,102 MCAG stapled securities; and • 623,565 MMG stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustee for The Moore Superannuation Fund, of which Nicholas Moore is a beneficiary.	• 2,000,000 Macquarie Global Infrastructure Fund III (B) (Macquarie Specialised Asset Management 2 Limited) units.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

22 February 2008

+ See chapter 19 for defined terms.

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,669
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	668 @ $28.74 1,333 @ $32.75 1,668 @ $33.45
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,669 on 26/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,483,136	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,986,483	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,798
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	23,500 @ $28.74 2,000 @ $33.45 3,332 @ $35.28 6,966 @ $36.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	35,798 on 27/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,518,934	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,011,685	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,406
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $22.22 5,142 @ $28.74 2,666 @ $32.75 732 @ $33.11 5,000 @ $33.99 1,866 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,406 on 28/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,539,340	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,973,547	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $24.49 17,334 @ $28.74 666 @ $33.11 1,668 @ $33.45 1,332 @ $34.60 8,332 @ $39.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31,000 on 29/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,570,340	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,942,547	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $24.49 17,334 @ $28.74 666 @ $33.11 1,668 @ $33.45 1,332 @ $34.60 8,332 @ $39.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31,000 on 29/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,570,340	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,942,547	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	500 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	500 on 29/02/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,570,840	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,942,047	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 February 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release


MACQUARIE

Macquarie Securitisation to wind-back its Australian residential mortgage origination services

SYDNEY, 5 March 2008 – Macquarie Bank Limited today announced that Macquarie Securitisation Ltd would wind-back its Australian residential mortgage origination services for both retail and wholesale customers due to the significant increase in the cost of funding mortgages and current conditions in the global mortgage securitisation market.

The Head of Macquarie's Banking and Financial Services Group, Peter Maher, said that from 7 March 2008 the Bank would substantially reduce origination of new residential mortgages in Australia but would continue to provide full service to Macquarie's existing Australian customers who hold 95,000 loan facilities.

"There will be no impact on these customers and we will continue to provide to them the range of existing customer services including mortgage variation services. It will be business as usual for our existing customer base. New mortgage business will continue to be written although it will be at much reduced volumes," Mr Maher said.

Mr Maher said Macquarie's mortgage portfolio comprises approximately 2.5% of the total outstanding housing loans market in Australia.

The portfolio is currently predominantly funded by wholesale securitisation markets. As noted by numerous market participants, deteriorating conditions in these markets over the past six months have resulted in a sharp rise in the cost of funding mortgages and significant reductions in the availability of funding from both the domestic and international mortgage securitisation markets.

Macquarie Group Chief Financial Officer, Greg Ward, said: "We have previously advised the market that in full year 2007, the retail and wholesale residential mortgage businesses represented less than one percent of Macquarie Group profits. The impact of the decision to wind-back the business is not financially material.

"We have also previously advised that the mortgages business has no sub-prime exposure, default rates are low and the credit quality of the portfolio is good," Mr Ward said.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	22 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	19 February 2008
No. of securities held prior to change	• 650,060 Macquarie Airports ("MAP") stapled securities held by Nicholas Moore; • 2,012,510 MAP stapled securities held by Venamay Pty Limited (previously reported as being held directly by Nicholas Moore); and • 1,267,217 MAP stapled securities held by Divco 11 Pty Limited.
Class	MAP stapled securities.
Number acquired	• 30,355 Macquarie Airports ("MAP") stapled securities held by Nicholas Moore; • 93,974 MAP stapled securities held by Venamay Pty Limited; and • 59,172 MAP stapled securities held by Divco 11 Pty Limited.
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8548 per MAP stapled security.
No. of securities held after change	• 680,415 Macquarie Airports ("MAP") stapled securities held by Nicholas Moore; • 2,106,484 MAP stapled securities held by Venamay Pty Limited; and • 1,326,389 MAP stapled securities held by Divco 11 Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities allotted pursuant to the Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	•
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 06 March 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	7 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 February 2008
No. of securities held prior to change	27,334 Macquarie Airports ("MAP") stapled securities
Class	MAP stapled securities
Number acquired	1,277 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8548 per MAP stapled security
No. of securities held after change	28,611 MAP stapled securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

7 March 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	7 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 February 2008. However, notice of the allocation was received today, 7 March 2008, and this notice was prepared and lodged as soon as possible. Enquiries are being undertaken into cause of the delay in receipt of the notice.
No. of securities held prior to change	27,334 Macquarie Airports ("MAP") stapled securities
Class	MAP stapled securities
Number acquired	1,277 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8548 per MAP stapled security
No. of securities held after change	28,611 MAP stapled securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

7 March 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	26 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • Wealth Management PPS Super Account - held on behalf of Richard Sheppard.
Date of change	• 19 February 2008 re Macquarie Airports ("MAP") stapled securities; • 6 March 2008 re Macquarie Office Trust ("MOF") units; and • 7 March 2008 re: Macquarie CountryWide Trust ("MCW") units.
No. of securities held prior to change	• 544,356 MAP stapled securities held by Richard Sheppard; • 289,294 MAP stapled securities held by Wealth Management PPS Super Account; • 701,210 MOF units held by Lipno Holdings Pty Limited; and • 509,004 MCW units held by Lipno Holdings Pty Limited.
Class	• MAP stapled securities; • MOF units; and • MCW units.

+ See chapter 19 for defined terms.

Number acquired	• 25,419 MAP stapled securities acquired by Richard Sheppard; • 200,000 MOF units acquired by Lipno Holdings Pty Limited; • 100,000 MCW units acquired by Lipno Holdings Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $3.8548 per MAP stapled security; • $0.8925 per MOF unit; and • $1.057 per MCW unit.
No. of securities held after change	• 569,775 MAP stapled securities held by Richard Sheppard; • 289,294 MAP stapled securities held by Wealth Management PPS Super Account; • 901,210 MOF units held by Lipno Holdings Pty Limited; and • 609,004 MCW units held by Lipno Holdings Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MAP stapled securities allotted pursuant to the Distribution Reinvestment Plan; and • MOF and MCW units acquired via on market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 07 March 2008

G:\CAG\COS\DLeong\BRD\ASX notices\SHEPPARD (MBL)\wrs07032008.doc

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

10 March 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 7 March 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 7 March 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Macquarie Group Limited (MQG)
ACN/ARSN 008 583 542

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 06 March 2008.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	13,984,532	13,984,532	5.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 13,984,532

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 13,984,532

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $55.14	Ordinary 13,984,532

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

11 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
MQG	Macquarie Group Limited	Barclays Global Investors Japan Ltd	420,225	0.15
MQG	Macquarie Group Limited	Barclays Global Investors Ltd	752,255	0.27
MQG	Macquarie Group Limited	Barclays Private Bank and Trust Ltd	2,000	-
MQG	Macquarie Group Limited	Barclays Private Bank Ltd	1,430	-
MQG	Macquarie Group Limited	Barclays Global Investors Ltd	957,577	0.35
MQG	Macquarie Group Limited	Barclays Life Assurance Co Ltd	74,200	0.03
MQG	Macquarie Group Limited	Barclays Bank Trust Company Ltd	234	-
MQG	Macquarie Group Limited	Barclays Global Investors, N.A.	2,781,741	1.01
MQG	Macquarie Group Limited	Barclays Global Fund Advisors	2,276,312	0.83
MQG	Macquarie Group Limited	Barclays Capital Inc	300,000	0.11
MQG	Macquarie Group Limited	Barclays Capital Securities Ltd	1343504	0.49
MQG	Macquarie Group Limited	Barclays Global Investors Canada Ltd	23188	0.01
MQG	Macquarie Group Limited	Barclays Global Investors Australia Ltd	5051866	1.88
			13,984,532	**5.13**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

11 March 2008
Date

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 March 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 January 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $24.49 each and expiring on 27 July 2008 (MQG0190); and
- 47,944 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 11,500 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 5,000 options exercisable at $22.22 each and expiring on 24 October 2008 (MQG0221);
- 5,000 options exercisable at $33.99 each and expiring on 21 November 2008 (MQG0235);
- 1,668 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0252);
- 1,668 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0253);
- 3,668 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0254);
- 1,398 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 5,999 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);

- 1,133 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 6,530 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 3,332 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 6,966 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 8,332 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 3,000 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 7,000 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,666 options exercisable at $63.33 each and expiring on 22 August 2010 (MQG0308); and
- 15,000 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339).

Also, on 22 February 2008, an additional 103 fully paid ordinary shares were issued at a price of $68.38 each via the dividend reinvestment plan.

Thus, as at 29 February 2008 the number of issued fully paid ordinary $1.00 shares was 274,570,840.

During the period 1 February to 29 February 2008 (inclusive), the following new options have been issued:

- 212,800 options exercisable at $63.74 each and expiring 8 February 2013 (MQG0394); and
- 61,000 options exercisable at $54.69 each and expiring 22 February 2013 (MQG0395).

During the period 1 February 2008 to 29 February 2008 (inclusive), the following options have lapsed unexercised:

- 1,668 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 1,668 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 1,668 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 1,400 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);

- 8,334 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 27,060 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 2,667 options exercisable at $64.16 each and expiring on 24 October 2010 (MQG0318);
- 2,732 options exercisable at $68.01 each and expiring on 10 April 2011 (MQG0330);
- 4,000 options exercisable at $65.95 each and expiring on 22 June 2011 (MQG0336);
- 58,970 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 11,000 options exercisable at $79.33 each and expiring on 22 January 2012 (MQG0359);
- 4,000 options exercisable at $87.77 each and expiring on 8 June 2012 (MQG0374);
- 11,000 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);
- 83,625 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 11,000 options exercisable at $68.06 each and expiring on 22 August 2012 (MQG0381); and
- 1,200 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382).

Also, in the notification to ASX on 16 January 2008 of the position as at 31 December 2007 it was stated that the following options lapsed unexercised:

- Nil options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 10,572 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 17,596 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);and
- 19,000 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379).

In fact, the following options lapsed unexercised:

- 168 options exercisable at $32.75 each and expiring 9 August 2009 (MQG0268);

- 10,919 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 18,086 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339); and
- 19,615 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379)

Also, in the notification to ASX on 12 February 2008 of the position as at 31 January 2008 it was stated that the following options lapsed unexercised:

- 43,150 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339); and
- 13,030 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);

In fact, the following options lapse unexercised:

- 47,150 options exercisable at $61.79 each and expiring 1 August 2011 (MQG0339); and
- 16,330 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379).

The number of options on issue at 29 February 2008 was 38,901,890 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 29 February 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0187	3,334	$24.98	14/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,262,556	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	159,211	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	2,670	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0252	1,668	$33.45	09/02/2009
MQG0253	3,334	$33.45	09/02/2009
MQG0254	5,502	$33.45	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	20,004	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	702,245	$33.11	22/07/2009
MQG0268	1,483,104	$32.75	09/08/2009
MQG0269	1,314,015	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	437,123	$34.60	08/09/2009
MQG0272	76,778	$35.28	22/09/2009

Listing of Macquarie Group Limited Options

As at 29 February 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0273	109,114	$36.99	08/10/2009
MQG0274	34,935	$39.64	22/10/2009
MQG0275	52,723	$40.81	08/11/2009
MQG0276	65,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,554	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	60,890	$60.41	08/07/2010
MQG0304	20,000	$63.42	22/07/2010
MQG0305	7,432,939	$63.34	01/08/2010
MQG0306	19,166	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	69,534	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	2,360	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010

Listing of Macquarie Group Limited Options

As at 29 February 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0318	41,333	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010
MQG0320	57,500	$70.60	22/11/2010
MQG0321	67,834	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,833	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	87,000	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,597,192	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	190,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011
MQG0357	57,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	65,000	$79.33	22/01/2012

Listing of Macquarie Group Limited Options

As at 29 February 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	76,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	08/08/2012
MQG0379	10,260,294	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,990	$71.41	10/09/2012
MQG0383	159,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	74,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	58,000	$77.55	22/11/2012
MQG0390	385,400	$79.38	10/12/2012
MQG0391	85,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	08/02/2013
MQG0395	61,000	$54.69	22/02/2013
	38,901,890		

Notice of ceasing to be a substantial holder

To Macquarie Group Limited (MQG)
ACN/ARSN 008 583 542

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 14 March 2008

The previous notice was given to the company on 11 March 2008

The previous notice was dated 11 March 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14/03/08	Barclays Group *see Annexure A*	Reduction in voting power	Average price $46.68	Ordinary (434,582)	(0.16)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43,225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

18 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Bank Trust Company Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________ Company Secretary Barclays Global Investors Australia	18 March 2008 Date

END